Form 10KSB, Exhibit 13
period 1996-09-30
FIRST FEDERAL BANCORP INC
filed 1996-12-27
CIK 813749

                                                                      Exhibit 13



              [LOGO OF FIRST FEDERAL BANCORPORATION APPEARS HERE]



                          FIRST FEDERAL BANCORPORATION


                               ANNUAL REPORT FOR

                                 THE YEAR ENDED

                               SEPTEMBER 30, 1996

[LETTERHEAD OF FIRST FEDERAL
BANCORPORATION APPEARS HERE]

December 23, 1996

To Our Stockholders:

It gives me great pleasure following our successful stock offering in 1995, to give you our progress and profitability report for First Federal Bancorporation and its principal subsidiary, First Federal Banking and Savings, FSB. This report represents an exciting and productive year at First Federal detailing our first full year as a public company.

Total consolidated net earnings for the year ended September 30, 1996, was $316,500. Consolidated stockholders equity was $12,322,698 at September 30, 1996, which represents 11.48% of total assets. Recently enacted federal legislation provided for a one-time additional assessment of our SAIF insured institution of $347,000 (net of tax effect) during this fiscal year. As a result of this special assessment, the SAIF will be fully capitalized and it will have the effect of reducing the bank's future deposit insurance premiums to the SAIF, thereby increasing net income in future periods.

In the ensuing years, First Federal will continue its philosophy of increasing shareholder value by working to maintain quality loan portfolios and increase fee based income. During this year we have increased our consumer and commercial real estate loan portfolios by 28% and 31%, respectively, while maintaining adequate loan loss reserves. During this year we also increased our service charge income 36% over last year.

Since our initial public offering, the company has repurchased 161,934 shares, or 18.7%, of the original 862,500 shares. First Federal Bancorporation has 700,566 shares of Common Stock outstanding.

We believe this repurchase effort and our commitment to increasing earnings will enhance shareholder value in future years.

We thank you for your support and pledge our continuing time and energy toward future success.

Sincerely,

/s/ William R. Belford

William  R. Belford

President

                              FINANCIAL HIGHLIGHTS



                                         At September 30,           Change
                                        -------------------  --------------------
                                          1996       1995      Amount    Percent
                                        ---------  --------  ----------  --------
                                                  (Dollars in thousands)
Financial Position:
 Total assets.........................   $107,256  $ 99,507  $   7,749      7.79%
 Loans receivable, net................     51,003    48,044      2,959      6.16
 Mortgage-backed and related
  securities..........................     20,749    21,523       (774)    (3.60)
 Investment securities................     26,162    15,632     10,530     67.36
 Deposits.............................     81,047    82,060     (1,013)    (1.23)
 Stockholders' equity.................     12,323    15,091     (2,768)   (18.34)

 Number of common shares outstanding..    700,566   862,500   (161,934)   (18.77)


                                         For the Year Ended
                                            September 30,          Change
                                        -------------------  -------------------
                                          1996       1995     Amount     Percent
                                        ---------  --------  ---------   -------
                                                   (Dollars in thousands)
Results of Operations:
 Interest income......................   $  7,429  $  6,732  $     697     10.35%
 Interest expense.....................      4,016     3,547        469     13.22
 Net interest income..................      3,413     3,185        228      7.16
 Provision for loan losses............         --         4         (4)  (100.00)
 Net interest income after provision
  for loan losses.....................      3,413     3,181        232      7.29
 Non-interest income..................        533       361        172     47.65
 Non-interest expense.................      3,414     2,387      1,027     43.02
 Earnings before cumulative effect
  of accounting change................        532       682       (150)   (21.99)
 Net earnings.........................        316       682       (266)   (45.70)

                         SELECTED FINANCIAL INFORMATION

Summary of Financial Condition
                                              At September 30,
                              -------------------------------------------------
                                1996       1995      1994      1993      1992
                              ---------  --------  --------  --------  --------
                                           (Dollars in thousands)

Total amount of:
 Assets.....................  $107,256   $99,507   $87,256   $85,075   $85,834
 Loans receivable, net......    51,003    48,044    46,381    48,947    53,454
Investment securities:
 Available for sale.........    26,162    15,632    13,231        --        --
 Held to maturity...........        --        --     1,669    15,477    17,104
Mortgage-backed and related
 securities:
 Available for sale.........    19,903    20,417    13,230        --        --
 Held to maturity...........       846     1,106     1,435    11,500    10,193
Deposit accounts............    81,047    82,060    79,626    77,513    78,919
Advances from FHLB..........     6,943        --        --        --       140
Other borrowings............     4,955     1,000        --        --        --
Stockholders' equity........    12,323    15,091     6,566     6,553     5,893


Summary of Operations

                                          Year Ended September 30,
                              ------------------------------------------------
                                1996      1995      1994      1993      1992
                              --------   -------   -------   -------   -------
                                           (Dollars in thousands)

Interest income.............  $  7,429   $ 6,732   $ 5,613   $ 6,001   $ 7,025
Interest expense............     4,016     3,547     2,841     3,206     4,195
                              --------   -------   -------   -------   -------
Net interest income before
 provision for loan losses..     3,413     3,185     2,772     2,795     2,830
Provision for loan losses...        --         4        16        12         5
Non-interest income.........       533       361       354       358       235
Non-interest expense........     3,414     2,387     2,163     2,090     2,255
                              --------   -------   -------   -------   -------
Earnings before income tax
 expense and cumulative
 effect of accounting
 change.....................       532     1,155       947     1,051       805
Income tax expense..........       216       473       410       391       360
                              --------   -------   -------   -------   -------
Earnings before cumulative
 effect of accounting
 change.....................       316       682       537       660       445
Cumulative effect of
 accounting change..........        --        --       120        --        --
                              --------   -------   -------   -------   -------
Net earnings................       316   $   682   $   657   $   660   $   445
                              ========   =======   =======   =======   =======

--------------------------------------------------------------------------------
Per Share Data:
  Net earnings..............  $    .42       .49        --        --        --
  Pro forma net earnings....        --       .86        --        --        --
  Book value................     17.59     17.50        --        --        --

Key Operating Ratios

                                          Year Ended September 30,
                              ------------------------------------------------
                                1996      1995      1994      1993      1992
                              --------   -------   -------   -------   -------
Return on assets (net
 earnings divided
 by average total assets)...      0.31%     0.73%     0.77%     0.77%     0.52%
Return on equity (net
 earnings divided by
 average equity)............      2.31      6.45      9.52     10.61      7.72
Tangible-equity-to-assets
 ratio (average equity
 divided by average total
 assets)....................     13.25     11.40      8.10      7.21      6.74
Interest rate spread........      3.02      3.29      3.26      3.29      3.41
Net interest margin (1).....      3.51      3.63      3.42      3.41      3.51
Non-performing loans to
 total loans (2)............      0.41      0.18      0.19      0.83      0.38
Non-performing assets to
 total assets (3)...........      0.38      0.24      0.22      0.52      0.31
Allowance for loan losses
 to total loans.............      0.88      0.99      1.11      1.10      1.13
Allowance for loan losses to
 non-performing loans.......    214.93    564.37    594.38    135.80    300.49
Net charge-offs to average
 loans......................      0.08      0.09      0.08      0.15      0.08
Non-interest expense to
 average assets.............      3.30      2.57      2.54      2.42      2.63
Average interest-earning
 assets to average
 interest-bearing
 liabilities................    111.96    108.27    104.52    103.20    101.96

--------------------

(1)  Net interest income/average interest earning assets.
(2)  Includes non-accruing loans and loans delinquent 90 days or more.
(3)  Includes non-performing loans and real estate owned.


Note: The following discussion is provided to assist readers in their understanding of the consolidated financial statements of First Federal Bancorporation. This discussion should be read in conjunction with the consolidated financial statements and other financial information presented elsewhere in this report.

                          BUSINESS OF THE COMPANY AND THE BANK

First Federal Bancorporation

          First Federal Bancorporation (the "Company") was incorporated under the laws of the State of Minnesota in September 1994 at the direction of the Board of Directors of First Federal Banking & Savings, FSB ("First Federal" or the "Bank") for the purpose of serving as a savings and loan holding company of the Bank upon the acquisition of all of the capital stock issued by the Bank upon its conversion from the mutual to the stock form of ownership (the "Conversion"). On April 3, 1995, the Bank completed the Conversion and the Company completed its offering of Common Stock through the sale and issuance of 862,500 shares of Common Stock at a price of $10.00 per share, realizing gross proceeds of $8.63 million and net proceeds of $7.96 million. Prior to the Conversion, the Company did not engage in any material operations. Currently, the Company's principal business is the business of the Bank. The Company has no significant assets other than the outstanding capital stock of the Bank, $461,000 of cash and cash equivalents and $1.0 million in securities available for sale, and $948,000 in other assets.

First Federal Banking & Savings, FSB

          First Federal was originally chartered in 1910 as Beltrami County Savings and Building Association, a state-chartered savings institution, and commenced operations in that same year. First Federal has been a member of the Federal Home Loan Bank ("FHLB") of Des Moines since 1933, and its deposits have been federally insured since 1938. First Federal currently operates as a federally chartered savings bank through its main office located in Bemidji, Minnesota and four branch offices, which are located in Bemidji, Bagley, Baudette and Walker, Minnesota. The Bank's market area is located approximately 200 miles north of Minneapolis, Minnesota.

          First Federal is primarily engaged in the business of attracting deposits from the general public and originating loans secured by first mortgages on owner occupied one- to four-family residences in First Federal's market area. First Federal also originates loans on commercial real estate (including motels), multi-family real estate, home equity lines of credit and other consumer loans, and commercial business loans. Due to limited loan demand in its market area, First Federal has invested excess funds in mortgage-backed and related securities and in other investment securities, and during fiscal 1995 became more active in originating and purchasing participation interests in commercial real estate loans.

          The Bank is subject to examination and comprehensive regulation by the Office of Thrift Supervision ("OTS"), and the Bank's savings deposits are insured up to applicable limits by the Savings Association Insurance Fund ("SAIF"), which is administered by the Federal Deposit Insurance Corporation ("FDIC"). The Bank is a member of, and owns capital stock in the FHLB of Des Moines, which is one of 12 regional banks in the FHLB System. The Bank is further subject to regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") governing reserves to be maintained and certain other matters.

          The Company's and the Bank's executive offices are located at 214 5th Street, Bemidji, Minnesota 56601, and the main telephone number is (218) 751-5120.

Recent Developments

          The Deposit Insurance Fund Act of 1996 (DIFA) was enacted on September 30, 1996. DIFA addressed the inadequate funding of the Savings Association Insurance Fund (SAIF), which had resulted in a large deposit insurance premium disparity between banks insured by the Bank Insurance Fund (BIF) and SAIF-insured thrifts, which were required to pay significantly higher deposit insurance premiums. As a result of this new legislation, a one-time special assessment was imposed on thrift institutions, and the Company recognized a $588,444 pretax charge for assessments imposed on savings deposits at the Bank. The legislation also provides for a reduction in deposit insurance premiums in subsequent periods.

          The second major area addressed by DIFA was funding for bond obligations of the Financing Corp. (FICO). Thrifts will pay 6.4 basis points per $100 of deposits from January 1, 1997 to December 31, 1999. From January 1, 2000 until the FICO bonds are retired in 2019 the estimated assessment to retire the FICO bonds is expected to be 2.5 basis points per $100 of deposits.

          The third area addressed by DIFA was the BIF-SAIF merger and Thrift charter conversions. DIFA proposed that the BIF and SAIF insurance funds will be merged on January 1, 1999, provided no insured depository institution is a savings association on that date. DIFA also directed the Secretary of the Treasury to present recommendations to Congress for establishment of a common depository institution charger by March 31, 1997.

          Other recently enacted federal legislation repealed the reserve method of accounting for thrift bad debt reserves. This legislation eliminated the recapture of a thrift institution's bad debt reserve under certain circumstances, including the institution's conversion to a bank or as a result of similar charter changes.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

          First Federal Bancorporation completed its stock offering on April 3, 1995, upon the conversion of First Federal Banking & Savings, FSB from mutual to stock form, which offering generated net proceeds of $7.96 million. The Company purchased all of the stock of the Bank with a portion of the conversion proceeds. The information in this report represents the financial condition and the results of operation for the consolidated Company for 1995 and only the Bank for 1994. The Bank is primarily engaged in the business of attracting deposits from the general public and originating loans secured by mortgages on owner occupied one- to four-family residences in the Bank's market area. First Federal also originates loans on commercial real estate (including motels), multi-family real estate, home equity lines of credit and other consumer loans. In recent years, due to limited loan demand in the Bank's market area, First Federal has invested excess funds in mortgage-backed and related securities and in other investment securities.

          The Bank's net income is dependent primarily on its net interest income, which is the difference between interest earned on loans and investments, and the interest paid on interest bearing liabilities, primarily deposits. Net interest income is determined by (i) the difference between the yield earned on interest-earning assets and rates paid on interest-bearing liabilities ("interest rate spread") and (ii) the relative amounts of interest-earning assets and interest-bearing liabilities. The Bank's interest rate spread is also affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows. The Bank's net income is also affected by the generation of non-interest income, which primarily consists of fees and service charges. In addition, net income is affected by the level of operating expenses and provisions for loan losses.

          The operations of financial institutions, including the Bank, are significantly affected by prevailing economic conditions, competition and regulatory policies, and the monetary and fiscal policies of the U.S. Government and government agencies. Lending activities are influenced by the demand for, and supply of housing, competition among lenders, the level of interest rates and the availability of funds. Deposit flows and costs of funds are influenced by prevailing market rates of interest primarily on competing investments, account maturities and the levels of personal income and savings in the market area of the Bank.

Asset and Liability Management

          The interest rate sensitivity of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities will mature or reprice within the same period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive within a particular period when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities, and is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. Generally, during a period of rising interest rates, a negative gap would adversely affect net interest income while a positive gap would result in an increase in net interest income. Conversely, during a period of falling interest rates, a negative gap would result in an increase in net interest income and a positive gap would adversely affect net interest income.

          To the extent consistent with its interest rate spread objectives, the Bank attempts to reduce its interest rate risk and has taken a number of steps to restructure its assets and liabilities. First, the Bank sells substantially all fixed-rate one- to four-family residential loans it originates in the secondary mortgage market. Second, the Bank has primarily focused its one- to four-family residential lending program on loans having adjustable interest rates. At September 30, 1996, $21.03 million, or 80.92% of the Bank's one- to four-family residential loans were adjustable-rate loans. Third, the Bank originates adjustable-rate consumer loans, and commercial real estate and multi-family residential real estate loans. At September 30, 1996, $17.42 million, or 66.89% of the Company's loans which were other than one- to four-family residential loans were adjustable-rate loans. Fourth, the Company generally maintains a significant portfolio of investment securities and liquid assets with weighted average remaining maturities of four years or less. At September 30, 1996, the Company had $29.47 million of investment securities and interest bearing deposits in other banks, with a weighted average remaining maturity of less than two years. Fifth, the Company maintains a significant portfolio of collateralized mortgage obligations ("CMOs") and real estate mortgage investment conduits ("REMICS") with expected weighted average lives of five years or less. At September 30, 1996, the Company had $11.11 million of CMOs and REMICS and similar securities with weighted average lives of five years or less. Sixth, the Company also has a portfolio of adjustable-rate mortgage-backed and related securities. At September 30, 1996, the Company had $3.08 million of adjustable-rate mortgage-backed and related securities.

          Management's principal strategy in managing the Company's interest rate risk has been to maintain short and intermediate-term assets in portfolio, including locally originated adjustable-rate mortgage loans. In addition, in managing its portfolio of investment securities, the Company seeks to purchase investment securities that mature on a basis that approximates as closely as possible the estimated maturities of the Company's liabilities.

Financial Condition and Results of Operations

          Financial Condition. The Company's total assets increased by $7.75 million, or 7.78%, from $99.51 million at September 30, 1996 to $107.26 million at September 30, 1996. The increase in total assets resulted primarily from an increase in investment securities of $10.53 million, an increase in loans receivable, net of $2.96 million, offset by a decrease in cash and cash equivalents of $5.50 million.

          Investment securities and mortgage-backed and related securities totaling $46.91 million at September 30, 1996, consisted of $46.07 million in securities classified as available for sale and $846,000 in securities classified as held to maturity. Loans receivable, net increased $2.96 million as a result of an excess of new loan originations and purchases over repayments and refinances.

          The Company experienced a decrease in deposits during fiscal 1996 of $1.01 million, or 1.24%. This decrease was primarily due to government funds being channeled from traditional deposit accounts to accounts collateralized by retail repurchase agreements. Repurchase agreements increased $3.95 million, or 395.46%, from $1.00 million at September 30, 1995 to $4.95 million at September 30, 1996.

          The Company has made extensive use of the Federal Home Loan Bank Advance program during the twelve months ended September 30, 1996. Federal Home Loan Bank advances have increased from $0 at September 30, 1995 to $6.94 million at September 30, 1996.

Comparison of Operating Results for the Years Ended September 30, 1996 and September 30, 1995.

          Net Earnings. The Company had net earnings of $316,500 for the year ended September 30, 1996, as compared to $682,000 for the year ended September 30, 1995. As discussed below, the decrease in net earnings of $365,500 was due to an increase in net interest income of $227,500, an increase in non-interest income of $172,500, offset by an increase in non-interest expense of $1.03 million, and a decrease in income tax expense of $257,000.

          Net Interest Income. Net interest income increased $227,500, or 7.14%, from $3.18 million for the year ended September 30, 1995 to $3.41 million for the year ended September 30, 1996. This increase was primarily due to a net increase in average interest-earning assets over average interest-bearing liabilities, along with a decrease in the interest rate spread from 3.29% for the year ended September 30, 1995 to 3.02% for the year ended September 30, 1996.

          Interest Income. Interest income increased by $696,000, or 10.34%, from $6.73 million for the year ended September 30, 1995 to $7.43 million for the year ended September 30, 1996. This increase was due primarily to an increase in the average outstanding balance of interest-earning assets. Total average interest-earning assets increased 10.56% during the year ended September 30, 1996. At the same time the overall yield on interest-earning assets remained relatively unchanged for the same period.

          Interest Expense. Interest expense increased by $469,000, or 13.22%, from $3.55 million for the year ended September 30, 1995 to $4.02 million for the year ended September 30, 1996. This increase was primarily the result of the increased interest rates paid on certificate accounts during the year ended September 30, 1995, which contributed to a $173,000 increase in interest expense on certificates. In addition to the increase in interest expense caused by the increase in interest paid on certificates during the year ended September 30, 1996, the increase in average FHLB advances and repurchase agreements contributed an additional $236,000 increase in interest expense.

          Provision for Losses on Loans. The decrease of $3,700, or 100.00%, in the provision for losses on loans for the year ended September 30, 1996 as compared with the year ended September 30, 1995 was the result of management's evaluation of the loan portfolio. The Bank will continue to monitor and modify its allowance for losses as conditions dictate. Although the Bank maintains its allowance for losses at a level it considers adequate to provide for probable losses, there can be no assurance that such losses will not exceed the estimated amounts or that additional provisions for loan losses will not be required in future periods.

          Non-interest Income. Total non-interest income increased by $172,000, or 47.82%, from $361,000 for the year ended September 30, 1995 to $533,000 for the year ended September 30, 1996. This increase was related to a $109,000 increase in fees and service charges, a $15,000 increase in gains on sales of securities, a $3,000 gain on the sale of foreclosed real estate, and a $45,000 increase in other income.

          Non-interest Expense. Non-interest expense increased by $1.02 million, or 42.99%, from $2.39 million for the year ended September 30, 1995 to $3.41 million for the year ended September 30, 1996. This increase was primarily the result of the federal deposit insurance special assessment of $588,000. This increase was also due to a $185,000 increase in compensation and employee benefits expense, an $80,000 increase in occupancy expense, an $8,000 increase in advertising expense, and a $180,000 increase in other non-interest expenses. The increases in compensation and employee benefits, occupancy, and other non-interest expenses were primarily due to increasing costs of being a public company, and the opening of a new branch office.

          Income Tax Expense. Income tax expense decreased from $473,000 for the year ended September 30, 1995 to $216,000 for the year ended September 30, 1996 due to decreased income before income tax expense.

Comparison of Operating Results for the Years Ended September 30, 1995 and September 30, 1994.

          Net Earnings. The Company had net earnings of $682,000 for the year ended September 30, 1995, as compared to $657,000 for the year ended September 30, 1994. As discussed below, the increase in net earnings of $25,000, or 3.77%, was due to an increase in net interest income of $413,000, a decrease in the provision for losses on loans of $13,000 and an increase in non-interest income of $6,000, offset by an increase in non-interest expense of $224,000 and the impact on net income of a $120,000 charge resulting from the implementation of Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes, during fiscal year ended September 30, 1994, and an increase in income tax expense of $63,000.

          Net Interest Income. Net interest income increased $413,000, or 14.89%, from $2.77 million for the year ended September 30, 1994 to $3.18 million for the year ended September 30, 1995. This increase was due primarily to a net increase in average interest-earning assets over average interest-bearing liabilities, along with an increase in the interest rate spread from 3.26% for the year ended September 30, 1994 to 3.29% for the year ended September 30, 1995.

          Interest Income. Interest income increased by $1.12 million, or 19.95%, from $5.61 million for the year ended September 30, 1994 to $6.73 million for the year ended September 30, 1995. This increase was due primarily to an increase in the average outstanding balance of interest-earning assets which was enhanced by an increase in the overall yield on interest-earning assets. Total average interest-earning assets increased 8.42% during the year ended September 30, 1995 due primarily to the investment of the $7.93 million in net proceeds from the public offering. At the same time the overall yield on interest earning assets increased from 6.93% for the year ended September 30, 1994 to 7.66% for the year ended September 30, 1995.

          Interest Expense. Interest expense increased by $707,000, or 24.88%, from $2.84 million for the year ended September 30, 1994 to $3.55 million for the year ended September 30, 1995. This increase was primarily the result of the increased interest rates paid on certificate accounts during the year ended September 30, 1995 which contributed to a $397,000 increase in interest expense on certificates. In addition to the increase in interest expense caused by the increase in interest rates paid on certificates during the year ended September 30, 1995, the increase in average certificates of deposits contributed an additional $178,000 increase in interest expense on certificates. The remaining increase in interest expense was primarily due to an increase in rates paid on other deposit accounts during the year ended September 30, 1995.

          Provision for Losses on Loans. The decrease of $13,000, or 77.31%, in the provision for losses on loans for the year ended September 30, 1995 as compared with the year ended September 30, 1994 was the result of management's evaluation of the loan portfolio. The Bank will continue to monitor and modify its allowance for losses as conditions dictate. Although the Bank maintains its allowance for losses at a level it considers adequate to provide for probable losses, there can be no assurance that such losses will not exceed the estimated amounts or that additional provisions for loan losses will not be required in future periods.

          Non-interest Income. Total non-interest income increased by $6,000, or 1.75%, from $355,000 for the year ended September 30, 1994 to $361,000 for the year ended September 30, 1995. This increase was related to an $11,000 increase in fees and service charges, a $10,000 decrease in losses on the sale of securities, a $5,000 gain on the sale of foreclosed real estate, and a $20,000 decrease in other income.

          Non-interest Expense. Non-interest expense increased by $224,000, or 10.37%, from $2.16 million for the year ended September 30, 1994 to $2.39 million for the year ended September 30, 1995. This increase was related to a $178,000 increase in compensation and employee benefits expense, an $18,000 increase in occupancy expense, and a $28,000 increase in advertising expense. The increase in non-interest expense for the year ended September 30, 1995 was primarily due to increasing costs of being a public company, related benefit plans, and the opening of a new branch office.

          Income Tax Expense. Income tax expense increased from $410,000 for the year ended September 30, 1994 to $473,000 for the year ended September 30, 1995 due to increased income before income tax expense.

Allowance for Loan Losses

          In originating loans, the Company recognizes that credit losses will be experienced and that the risk of loss will vary with, among other things, the type of loan being made, the creditworthiness of the borrower over the term of the loan, general economic conditions and, in the case of a secured loan, the quality of the security for the loan. It is management's policy to maintain an adequate allowance for loan losses based on, among other things, the Company's historical loan loss experience, evaluation of economic conditions, regular reviews of delinquencies and loan portfolio quality. The Company increases its allowance for loan losses by charging provisions for loan losses against the Company's income. Management will continue to actively monitor the Company's asset quality and allowance for loan losses. Management will charge off loans and properties acquired in settlement of loans against the allowance for losses on such loans and such properties when appropriate and will provide specific loss allowances when necessary. Although management believes it uses the best information available to make determinations with respect to the allowance for losses, future adjustments may be necessary if economic conditions differ substantially from the economic conditions in the assumptions used in making the initial determination.

  The following table reflects the activity in the allowance for loan losses.

                                                     At or for the
                                                Year Ended September 30,
                                             ------------------------------
                                              1996        1995        1994
                                             ------      ------      ------
                                                 (Dollars in thousands)
Balance at the beginning of the year.......  $ 491       $ 529       $ 549
Provision for losses.......................     --           4          17
Charge-offs................................    (49)        (49)        (57)
Recoveries.................................     12           7          20
                                             -----       -----       -----
  Net charge-offs..........................    (37)        (38)        (20)
                                             -----       -----       -----
Balance at end of the year.................  $ 454       $ 491       $ 529
                                             =====       =====       =====

Ratio of net charge-offs to average loans
 outstanding during the period.............   0.08%       0.09%       0.08%
                                             =====       =====       =====

Ratio of allowance for loan losses
 to total loans............................   0.87%       0.99%       1.11%
                                             =====       =====       =====

Non-Performing Assets

          Non-performing assets totaled $405,000 at September 30, 1996 compared to $239,000 at September 30, 1995 and $176,000 at September 30, 1994.

          Non-performing assets are summarized in the following table.

                                                       Year Ended September 30,
                                                     ----------------------------
                                                       1996      1995      1994
                                                     --------  --------  --------
                                                        (Dollars in thousands)
Non-performing loans...............................  $   211   $    87   $    89
Foreclosed assets..................................      194       152        87
                                                     -------   -------   -------
 Total non-performing assets.......................  $   405   $   239   $   176
                                                     =======   =======   =======

Non-performing assets to total assets..............     0.38%     0.24%     0.22%
                                                     =======   =======   =======

Non-performing assets to total loans...............     0.78%     0.18%     0.19%
                                                     =======   =======   =======

Allowance for loan losses to non-performing loans..   215.16%   564.37%   594.38%
                                                     =======   =======   =======

          The non-performing loans reflected above consist of non-accruing loans and accruing loans 90 days or more past due.

Average Balance, Interest and Average Yields and Rates

          The following table sets forth certain information relating to the Company's average interest-earning assets and interest-bearing liabilities and reflects the average yield on assets and average cost of liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented. Average balances are derived from daily balances.

          The table also presents information for the periods indicated with respect to the difference between the weighted average yield earned on interest-earning assets and weighted average rate paid on interest-bearing liabilities, or "interest rate spread," which savings institutions have traditionally used as an indicator of profitability. Another indicator of an institution's net interest income is its "net yield on interest-earning assets," which is its net interest income divided by the average balance of interest-earning assets or "net interest margin." Net interest income is affected by the interest rate spread and by the relative amounts of interest-earning assets and interest-bearing liabilities. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income.

                                                                   For the Year Ended September 30,
                                               --------------------------------------------------------------------------------
                             At September 30,
                                   1996                  1996                      1995                        1994
                             ----------------- -------------------------- -------------------------- --------------------------
                                      Average                    Average                    Average                    Average
                                       Yield/  Average            Yield/  Average            Yield/  Average            Yield/
                             Balance    Cost   Balance  Interest   Cost   Balance Interest    Cost   Balance  Interest   Cost
                             -------- -------- -------- -------- -------- ------- --------- -------- -------- -------- --------
                                                                 (Dollars in thousands)
Interest-earning assets:
  Loans receivable.........  $ 51,003    9.07% $ 48,954   $4,471    9.13% $47,485  $ 4,274     9.00% $47,669    $3,893    8.17%
  Other marketable
   securities..............    26,162    6.43    20,763    1,339    6.45   16,222    1,021     6.29   15,007       855    5.70
  Mortgage-backed and
   related securities......    20,749    6.43    21,676    1,407    6.49   17,581    1,156     6.59   12,989       736    5.67
  Short-term investment
   and other
    interest-earning assets     4,010    6.01     5,745      212    3.69    6,572      281     4.28    5,370       129    2.39
                             --------          --------   ------          -------  -------           -------    ------
    Total interest-earning
     assets................   101,924    7.73    97,138    7,429    7.65   87,860    6,732     7.66   81,035     5,613    6.93
                                                          ------                   -------                      ------
Non-interest-earning assets     5,332             5,287                     4,965                      4,151
                             --------          --------                   -------                    -------
    Total assets...........   107,256           102,425                   $92,825                    $85,186
                             ========          ========                   =======                    =======
Interest-bearing
 liabilities:
  Deposits:
    NOW accounts...........  $ 10,518    1.59  $  9,945      157    1.58  $ 9,633      158     1.64  $ 9,627       128    1.33
    Passbook accounts......     8,540    2.00     8,903      186    2.09    9,542      234     2.46   10,460       214    2.05
    Money market deposits..     8,757    3.00     8,782      260    2.96    8,869      263     2.97    8,644       207    2.39
    Certificate accounts...    53,231    5.77    54,101    3,133    5.79   52,452    2,867     5.47   48,802     2,292    4.69
  Borrowings:
    FHLB advances..........     6,943    5.61     2,654      151    5.69      656       25     3.76       --        --      --
    Repurchase agreements..     4,955    5.47     2,374      129    5.43       --       --       --       --        --      --
                             --------          --------   ------          -------  -------           -------    ------
       Total
       interest-bearing
       liabilities.........    92,944    4.66    86,759    4,016    4.63   81,152    3,547     4.37   77,533     2,841    3.66
                                                          ------                   -------                      ------
Non-interest-bearing
 liabilities...............     1,989             1,235                     1,094                        751
                             --------          --------                   -------                    -------
    Total liabilities......    94,933            87,994                    82,246                     78,254
Stockholders' equity.......    12,323            14,431                    10,579                      6,902
                             --------          --------                   -------                    -------
    Total liabilities and
    retained earnings......  $107,256          $102,425                   $92,825                    $85,186
                             ========          ========                   =======                    =======
Net interest income........                               $3,413                   $ 3,185                      $2,772
                                                          ======                   =======                      ======
Interest rate spread.......              3.07%                      3.02%                      3.29%                      3.26%
                                         ====                       ====                     ======                       ====
Net interest margin........              3.48%                      3.51%                      3.63%                      3.42%
                                         ====                       ====                     ======                       ====
Ratio of average
 interest-earning assets
   to average interest-
   bearing liabilities                 109.66%                    111.96%                    108.27%                    104.52%
                                       ======                     ======                     ======                     ======

Rate/Volume Analysis

     The table below sets forth certain information regarding changes in interest income and interest expense of the Company for the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided on changes attributable to: (i) changes in volume (changes in volume multiplied by old rate); and (ii) changes in rates (change in rate multiplied by old volume). For purposes of this table, changes attributable to both rate and volume which cannot be segregated have been allocated proportionately to the change due to volume and change due to rate.


                                           Year Ended September 30,
                             ----------------------------------------------------
                               1996       vs.      1995     1995     vs.    1994
                             --------------------------   -----------------------
                                 Increase (Decrease)        Increase (Decrease)
                                       Due to                    Due to
                             ---------------------------  -----------------------
                              Volume      Rate    Total    Volume   Rate   Total
                             ---------  --------  ------  --------  -----  ------
                                                (In thousands)
Interest income:
  Loans receivable.........     $ 134     $  63   $ 197     $ (15)  $ 396   $ 381
  Mortgage-backed and
   related securities......       292        26     318       288     132     420
  Other marketable
   securities..............       269       (18)    251        38     128     166
  Other interest-earning
   assets..................       (33)      (36)    (69)       34     118     152
                                -----     -----   -----     -----    ----  ------
     Total interest-earning
      assets...............       662        35     697       345     774   1,119

Interest expense:
  Deposits:
    NOW accounts...........         5        (6)     (1)       --      30      30
    Passbook accounts......       (15)      (33)    (48)      (20)     40      20
    Money market accounts..        (2)       (1)     (3)        5      51      56
    Certificates...........        93       173     266       178     397     575
  Borrowings:
    FHLB advances..........       107        19     126        25      --      25
    Repurchase agreements..       129        --     129        --      --      --
                                -----     -----   -----     -----    ----  ------
     Total interest-bearing
       liabilities.........       317       152     469       188     518     706
                                -----     -----   -----     -----    ----  ------
Change in net interest
 income....................     $ 345     $(117)  $ 228     $ 157   $ 256   $ 413
                                =====     =====   =====     =====    ====  ======

Liquidity and Capital Resources

          The Company's primary sources of funds for operations are deposits from its market area; principal and interest payments on loans, securities available for sale and securities held to maturity; proceeds from the sale or maturation of securities and advances from the FHLB of Des Moines. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions, and competition.

          The primary investing activities of the Company are the origination of one-to four-family loans, the origination of consumer loans and the purchase of securities. During the years ended September 30, 1996, 1995 and 1994, the Bank's loan originations totaled $14.47 million, $9.13 million and $12.96 million, respectively. The Company purchased investment securities and mortgage backed and related securities during the years ended September 30, 1996, 1995 and 1994 of $23.05 million, $20.18 million and $15.67 million, respectively.

          The primary financing activity of the Company is the attraction of deposits. During the year ended September 30, 1996, the Bank experienced a net decrease in deposits of $1.01 million. During the year ended September 30, 1995, the Bank experienced a net increase in deposits of $2.43 million. During the year ended September 30, 1994, the Bank experienced a decrease in deposits of $2.11 million.

          During the year ended September 30, 1996, the Bank has become actively involved in the area of repurchase agreements. Repurchase agreements at September 30, 1996 totaled $4.95 million compared to a total of $1.00 million at September 30, 1995.

          The Bank has the ability to borrow additional funds from the FHLB of Des Moines by pledging additional securities. At September 30, 1996, the Bank had an undrawn borrowing capacity with the FHLB for $14.52 million. At September 30, 1996 the Bank had $6.94 million in advances outstanding with the FHLB.

          The Bank is required to maintain minimum levels of liquid assets as defined by OTS regulations. This requirement, which may be varied by the OTS depending upon economic conditions and deposit flows, is based upon a percentage of deposits and short-term borrowings. The required minimum liquidity ratio is currently 5.0% and the short-term liquidity ratio is 1.0%. The Bank's average daily liquidity ratio for the month of September 1996 was 19.26% and its short-term liquidity for the same month was 3.02%.

          The Company's most liquid assets are cash and cash equivalents, which consist of short-term highly liquid investments with original maturities of less than three months that are readily convertible to known amounts of cash and interest-bearing deposits. The level of these assets is dependent on the Company's operating, financing and investing activities during any given period. At September 30, 1996, 1995, and 1994, cash and cash equivalents totaled $4.69 million, $10.19 million and $7.27 million, respectively.

          The Bank anticipates that it will have sufficient funds available to meet its current commitments. At September 30, 1996, the Bank had commitments to originate loans of $425,000 and commitments to purchase mortgage-backed securities of $500,000. Certificates of deposit which are scheduled to mature in one year or less at September 30, 1996, totaled $30.98 million. Management believes that a significant portion of such deposits will remain with the Bank.

          At September 30, 1996, the Bank exceeded each of the three regulatory capital requirements.

Impact of Inflation and Changing Prices

          The Consolidated Financial Statements and Notes thereto presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of the Bank's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Company are monetary. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

Impact of New Accounting Standards

          Disclosures of Fair Value of Financial Instruments. In December 1991, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosures About Fair Value of Financial Instruments." SFAS No. 107 requires all entities to disclose the fair value of financial instruments (both assets and liabilities recognized and not recognized in the statements of financial condition) for which it is practicable to estimate the fair value, except those financial instruments specifically excluded. The disclosure shall be either in the body of the financial statements or in the accompanying notes and shall include the methods and significant assumptions used to estimate the fair value of a financial instrument or a class of financial instruments as well as the reasons why it is not practicable to estimate fair value. SFAS No. 107 is effective for fiscal years ending after December 15, 1992 for companies with assets of greater than $150 million. For companies with assets of less than $150 million, SFAS No. 107 is effective for fiscal years ending after December 15, 1995. The Bank adopted the disclosure requirements of SFAS No. 107 for the fiscal year ended June 30, 1996.

          Accounting for Impaired Loans. In September 1993, the FASB issued SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." SFAS No. 114 requires that specified impaired loans be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, or, as an alternative, at the fair value of the collateral or the observable market price of the loan. SFAS No. 114 does not apply to large groups of small balance, homogeneous loans that are collectively evaluated for impairment. Subsequent to October 1994, the FASB issued SFAS No. 118 "Accounting by Creditors for Impairment of a Loan -- Income Recognition and Disclosures" as an amendment to SFAS No. 114. SFAS No. 118 amends the disclosure requirements of SFAS No. 114 to require information about the recorded investment in certain impaired loans and about how a creditor recognizes interest income related to those impaired loans. SFAS No. 114, as amended by SFAS No. 118, is effective for years beginning after December 15, 1994. The Company adopted SFAS No. 114 as of July 1, 1995, as required, without a material effect on the Company's consolidated financial condition or results of operations.

          Accounting for ESOP. In November 1993, the AICPA approved Statement of Position ("SOP") No. 93-6, "Employers' Accounting for Employee Stock Ownership Plans." SOP 93-6 changed the measure of compensation recorded by employers from the cost of ESOP shares to their fair value. To the extent that the fair value of the Company's ESOP shares, committed to be released directly to compensate employees differs from the cost of such shares, compensation expenses and a related charge or credit to additional paid-in capital will be reflected in the Company's financial statements. SOP No. 93-6 also requires that shares committed to be released be considered as outstanding for earnings per share computations. Management adopted SOP No. 93-6 in fiscal 1996 without a material effect on the Company's consolidated financial condition or results of operations.

          Accounting for Stock-Based Compensation. In October 1994, the FASB issued SFAS No. 123 entitled "Accounting for Stock Based Compensation." SFAS No. 123 establishes a fair value based method of accounting for stock-based compensation paid to employees. SFAS No. 123 recognizes the fair value of an award of stock or stock options on the grant date and is effective for transactions occurring after December 1995. Companies are allowed to continue to measure compensation cost for those plans using the intrinsic value based method of accounting, which generally does not result in compensation expense recognition for most plans. Companies that elect to remain with the existing accounting are required to disclose in a footnote to the financial statements pro forma net earnings and, if presented, earnings per share, as if SFAS No. 123 had been adopted. Management has determined that the Company will continue to account for stock-based compensation pursuant to Accounting Principles Board Opinion No. 25, and therefore adoption of the disclosure provisions set forth in SFAS No. 123 will not have a material effect on the Company's consolidated financial condition or results of operations.

          Derivative Financial Instruments. In October 1994, the FASB issued SFAS No. 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments," which is applicable for financial statements issued for fiscal years ending after December 15, 1994, except for entities with less than $150 million in total assets for which it is effective for fiscal years ending after December 15, 1995. SFAS No. 119 requires the disclosure of the amounts, nature and terms of derivative financial instruments that are not subject to SFAS No. 105 because they do not result in off-balance sheet risk of accounting loss. SFAS No. 119 requires that a distinction be made between financial instruments held or issued for trading purposes and financial instruments held or issued for purposes other than trading. It also amends SFAS No. 105 and SFAS No. 107 to require that distinction in certain disclosures required by those statements. The Company adopted SFAS No. 119 on July 1, 1995, as required, without material effect on consolidated financial condition or results of operations.

          Accounting for Transfers of Financial Assets. In June 1996, the FASB issued SFAS No. 125, "Accounting for Transfer of Financial Assets, Servicing Rights, and Extinguishment of Liabilities," that provides accounting guidance on transfers of financial assets, servicing of financial assets, and extinguishment of liabilities. SFAS No. 125 introduces an approach to accounting for transfers of financial assets that provides a means of dealing with more complex transactions in which the seller disposes of only a partial interest in the assets, retains rights or obligations, makes use of special purpose entities in the transaction, or otherwise has continuing involvement with the transferred assets. The new accounting method, the financial components approach, provides that the carrying amount of the financial assets transferred be allocated to components of the transaction based on their relative fair values. SFAS No. 125 provides criteria for determining whether control of assets has been relinquished and whether a sale has occurred. If the transfer does not qualify as a sale, it is accounted for as a secured borrowing. Transactions subject to the provisions of SFAS No. 125 include, among others, transfers involving repurchase agreements, securitizations of financial assets, loan participations, factoring arrangements, and transfers of receivables with recourse.

          An entity that undertakes an obligation to service financial assets recognizes either a servicing asset or liability for the servicing contract (unless related to a securitization of assets, and all the securitized assets are retained and classified as held-to-maturity). A servicing asset or liability that is purchased or assumed is initially recognized at its fair value. Servicing assets and liabilities are amortized in proportion to and over the period of estimated net servicing income or net servicing loss and are subject to subsequent assessments for impairment based on fair value.

          SFAS No. 125 provides that a liability is removed from the balance sheet only if the debtor either pays the creditor and is relieved of its obligations for the liability or is legally released from being the primary obligor. SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after December 31, 1996 and is to be applied prospectively. Earlier or retroactive application is not permitted. Management does not believe that adoption of SFAS No. 125 will have a material adverse effect on the Company's consolidated financial position or results of operations.

                       CONSOLIDATED FINANCIAL STATEMENTS
                 FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

                                                                        Page
Independent Auditors' Report                                             17

Consolidated Statements of Financial Condition                           18
 September 30, 1996 and 1995

Consolidated Statements of Earnings for the years ended                  19
 September 30, 1996, 1995, and 1994

Consolidated Statements of Stockholders' Equity for the years ended      20
 September 30, 1996, 1995, and 1994

Consolidated Statements of Cash Flows for the years ended                21
 September 30, 1996, 1995, and 1994

Notes to Consolidated Financial Statements                               23

              [LETTERHEAD OF KPMG PEAT MARWICK LLP APPEARS HERE]

KPMG Peat Marwick LLP

     4200 Norwest Center
     90 South Seventh Street
     Minneapolis, MN 55402


                         Independent Auditors' Report


The Board of Directors
First Federal Bancorporation:

We have audited the accompanying consolidated statements of financial condition of First Federal Bancorporation and subsidiaries (the Company) as of September 30, 1996 and 1995, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the years in the three-year period ended September 30, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Federal Bancorporation and subsidiaries at September 30, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 1996, in conformity with generally accepted accounting principles.

As discussed in note 2 to the consolidated financial statements, the Company changed its method of accounting for income taxes during the year ended September 30, 1994 to adopt the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, and its method of accounting for securities during the year ended September 30, 1994 to adopt the provisions of Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities.

                                             /s/ KPMG Peat Marwick LLP

October 25, 1996

                 FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

                Consolidated Statements of Financial Condition

                          September 30, 1996 and 1995

                                             Assets                                                     1996               1995
------------------------------------------------------------------------------------------------------------------------------------
Cash                                                                                                $  1,376,853         1,753,449
Interest-bearing deposits with banks                                                                   3,308,983         8,432,369
------------------------------------------------------------------------------------------------------------------------------------
                Cash and cash eguivalents                                                              4,685,836        10,185,818
------------------------------------------------------------------------------------------------------------------------------------

Securities available for sale (amortized cost in 1996 and 1995 of $46,321,763 and $36,309,490, respectively):
        Mortgage-backed and related securities                                                        19,903,383        20,417,009
        Other marketable securities                                                                   26,162,483        15,631,682
------------------------------------------------------------------------------------------------------------------------------------
                Total securities available for sale                                                   46,065,866        36,048,691
------------------------------------------------------------------------------------------------------------------------------------

Securities held to maturity (estimated market value of $852,112 and $1,119,855 in 1996 and 1995, respectively):
        Mortgage-backed and related securities                                                           845,605         1,106,402
------------------------------------------------------------------------------------------------------------------------------------
                Total securities he]d to maturity                                                        845,605         1,106,402
------------------------------------------------------------------------------------------------------------------------------------

Loans receivable, net                                                                                 51,003,105        48,043,625
Federal Home Loan Bank stock, at cost                                                                    700,500           686,700
Foreclosed real estate, net                                                                              193,823           152,074
Accrued interest receivable                                                                              862,732           650,989
Premises and equipment, net                                                                            1,944,754         2,116,857
Other assets                                                                                             953,880           515,671
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                    $107,256,101        99,506,827
====================================================================================================================================

                               Liabilities and Stockholders' Equity
====================================================================================================================================

Deposits                                                                                              81,046,519        82,060,466
Repurchase agreements                                                                                  4,954,620         1,000,000
FHLB advances                                                                                          6,943,258                 0
Advance payments by borrowers for taxes and insurance                                                    156,730           122,086
Accrued interest payable                                                                                 587,779           525,064
Accrued SAIF assessment                                                                                  588,444                 0
Accrued expenses and other liabilities                                                                   656,053           708,609
------------------------------------------------------------------------------------------------------------------------------------
                Total liabilities                                                                     94,933,403        84,416,225

Commitments and contingencies

Stockholders' equity:
     Common stock ($.01 par value): Authorized 4,000,000 shares;
        issued 700,566 and 862,500 shares in 1996 and 1995                                                 7,006             8,625
     Additional paid-in capital                                                                        6,372,253         7,964,894
     Retained earnings, subject to certain restrictions                                                7,558,604         7,892,170
     Unrealized loss on securities available for sale, net                                              (150,979)         (154,087)
     Unearned employee stock ownership plan shares                                                      (552,000)         (621,000)
     Unearned management recognition plan shares                                                        (377,775)                0
     Treasury stock, at cost, 36,563 shares                                                             (534,411)                0
------------------------------------------------------------------------------------------------------------------------------------
                Total stockholders' equity                                                            12,322,698        15,090,602
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                    $107,256,101        99,506,827
====================================================================================================================================

The accompanying notes are an integral part of these financial statements.

                 FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

                      Consolidated Statements of Earnings

                Years ended September 30, 1996, 1995, and 1994

                                                                                              1996            1995           1994
------------------------------------------------------------------------------------------------------------------------------------
Interest income:
    Loans receivable                                                                     $ 4,470,858       4,273,919     3,893,067
    Mortgage-backed and related securities                                                 1,406,698       1,155,578       736,054
    Other marketable securities                                                            1,339,367       1,021,520       855,300
    Interest-bearing deposits with banks                                                     161,052         230,511        71,391
    Other                                                                                     50,561          50,665        56,788
------------------------------------------------------------------------------------------------------------------------------------
         Total interest income                                                             7,428,536       6,732,193     5,612,600
------------------------------------------------------------------------------------------------------------------------------------

Interest expense:
    Deposits                                                                               3,736,423       3,522,637     2,840,485
    Borrowings                                                                               279,768          24,684             0
------------------------------------------------------------------------------------------------------------------------------------
         Total interest expense                                                            4,016,191       3,547,321     2,840,485
------------------------------------------------------------------------------------------------------------------------------------

         Net interest income                                                               3,412,345       3,184,872     2,772,115

Provision for loan losses                                                                          0           3,701        16,310
------------------------------------------------------------------------------------------------------------------------------------
         Net interest income after provision
              for loan losses                                                              3,412,345       3,181,171     2,755,805
------------------------------------------------------------------------------------------------------------------------------------

Noninterest income:
    Fees and service charges                                                                 409,631         300,430       289,380
    Gain (loss) on sales of securities                                                         5,350         (10,029)      (20,283)
    Gain (loss) on sales of foreclosed real estate                                             5,643           2,558        (2,353)
    Other                                                                                    112,722          67,841        87,840
------------------------------------------------------------------------------------------------------------------------------------
         Total noninterest income                                                            533,346         360,800       354,584
------------------------------------------------------------------------------------------------------------------------------------

Noninterest expense:
    Compensation and employee benefits                                                     1,423,486       1,238,222     1,059,831
    Occupancy                                                                                498,075         418,083       399,857
    Federal deposit insurance premiums                                                       220,710         216,158       205,778
    SAIF assessment                                                                          588,444               0             0
    Data processing                                                                           70,161          70,045        66,595
    Advertising                                                                               93,535          84,971        57,407
    Provision for real estate losses                                                               0          26,836        10,759
    Other                                                                                    519,133         332,945       362,783
------------------------------------------------------------------------------------------------------------------------------------
         Total noninterest expense                                                         3,413,544       2,387,260     2,163,010
------------------------------------------------------------------------------------------------------------------------------------
         Earnings before income tax expense and
           cumulative effect of accounting change                                            532,147       1,154,711       947,379

Income tax expense                                                                           215,647         472,926       410,383
------------------------------------------------------------------------------------------------------------------------------------
         Earnings before cumulative effect of
            accounting change                                                                316,500         681,785       536,996

Cumulative effect of accounting change                                                             0               0       120,000
------------------------------------------------------------------------------------------------------------------------------------

         Net earnings                                                                    $   316,500         681,785       656,996
====================================================================================================================================

Earnings per common share                                                                $       .42             .49         N/A

Pro forma earnings per common share                                                            N/A               .86         N/A

Weighted average number of shares outstanding                                                746,019         797,004         N/A

N/A--Not applicable.

The accompanying notes are an integral part of these financial statements.

                 FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

                Consolidated Statements of Stockholders' Equity

                Years ended September 30, 1996, 1995, and 1994


                                                                   Unrealized     Unearned
                                                                     loss on      employee     Unearned
                                           Additional              securities      stock      management
                                   Common   paid-in     Retained   available      ownership   recognition  Treasury
                                    stock   capital     earnings  for sale, net  plan shares  plan shares   stock         Total
----------------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 1993      $    0           0   6,553,389            0            0            0           0    6,553,389
    Net earnings                        0           0     656,996            0            0            0           0      656,996
    Change in accounting for
      securities, net of
      tax effect                        0           0           0     (644,342)           0            0           0     (644,342)
----------------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 1994           0           0   7,210,385     (644,342)           0            0           0    6,566,043
    Net earnings                        0           0     681,785            0            0            0           0      681,785
    Change in net unrealized loss
       on securities available for
       sale, net of tax effect          0           0           0      490,255            0            0           0      490,255
    Sale of common stock            8,625   7,950,519           0            0            0            0           0    7,959,144
    Adoption of employee stock
       ownership plan                   0           0           0            0     (690,000)           0           0     (690,000)
    Earned employee stock
       ownership plan shares            0      14,375           0            0       69,000            0           0       83,375
----------------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 1995       8,625   7,964,894   7,892,170     (154,087)    (621,000)           0           0   15,090,602
    Net earnings                        0           0     316,500            0            0            0           0      316,500
    Change in net unrealized loss
       on securities available for
       sale, net of tax effect          0           0           0        3,108            0            0           0        3,108
    Purchase of treasury stock          0           0           0            0            0            0  (1,008,341)  (1,008,341)
    Purchase and retirement of
       common stock                (1,619) (1,617,721)   (650,066)           0            0            0           0   (2,269,406)
    Adoption of management
       recognition plan                 0      (1,711)          0            0            0     (472,219)    473,930            0
    Earned management recognition
       plan shares                      0           0           0            0            0       94,444           0       94,444
    Earned employee stock
       ownership plan shares            0      26,791           0            0       69,000            0           0       95,791
----------------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 1996     $ 7,006   6,372,253   7,558,604     (150,979)    (552,000)    (377,775)   (534,411)  12,322,698
==================================================================================================================================

The accompanying notes are an integral part of these financial statements.

                 FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

                     Consolidated Statements of Cash Flows

                Years ended September 30, 1996, 1995, and 1994


                                                                                   1996              1995               1994
------------------------------------------------------------------------------------------------------------------------------------

Operating activities:
    Net earnings                                                               $  316,500            681,785           656,996
    Adjustments to reconcile net earnings to net
        cash provided by operations:
            Provision for loan and real estate losses                                   0             30,537            27,069
            Depreciation                                                          281,862            165,396           228,679
            Amortization of premium and discount, net                               6,404             59,422           101,177
            (Increase) decrease in accrued interest receivable                   (211,743)           (93,508)           64,358
            Increase in accrued interest payable                                   62,715            185,541            71,242
            FHLB stock dividend                                                   (13,800)                 0                 0
            (Gain) loss on sales of securities                                     (5,350)            10,029            20,283
            (Gain) loss on sales of foreclosed real estate                         (5,643)            (2,558)            2,353
            SAIF assessment                                                       588,044                  0                 0
            (Increase) decrease in other assets                                  (438,209)           476,899          (294,603)
            Increase (decrease) in accrued expenses and other liabilities         (52,556)           143,780            32,149
            Earned ESOP shares priced above original cost                          26,791             14,375                 0
            Decrease in unearned ESOP shares                                       69,000             69,000                 0
            Decrease in unamortized restricted stock                               94,444                  0                 0
            Other, net                                                             11,305            (49,277)           25,264
-----------------------------------------------------------------------------------------------------------------------------------
                   Net cash provided by
                     operating activities                                         729,764          1,691,421           934,967
-----------------------------------------------------------------------------------------------------------------------------------
Investing activities:
    Net (increase) decrease in loans receivable                                (2,959,480)        (1,666,407)        2,549,660
    Purchases of:
      Securities available for sale                                           (23,046,489)       (14,832,131)       (1,590,670)
      Securities held to maturity                                                       0         (5,350,829)      (14,077,623)
      Premises and equipment                                                     (109,759)          (351,041)         (145,494)
    Proceeds from sales of:
      Securities available for sale                                             2,434,785             84,230                 0
      Securities held to maturity                                                       0                  0           209,436
    Proceeds from maturities of:
      Securities available for sale                                             6,828,824          3,598,798                 0
      Securities held to maturity                                                       0          6,842,000         7,661,558
    Principal payments on mortgage-backed and related securities:
            Available for sale                                                  3,761,386          2,207,120                 0
            Held to maturity                                                      261,908            331,254         4,064,026
    Net increase in foreclosed real estate                                        (41,749)           (89,374)          (74,079)
-----------------------------------------------------------------------------------------------------------------------------------
                   Net cash used by investing
                     activities                                               (12,870,574)        (9,226,380)       (1,403,186)
-----------------------------------------------------------------------------------------------------------------------------------
Financing activities:
    Net increase (decrease) in deposits                                        (1,013,947)         2,434,458         2,113,076
    Increase (decrease) in advance payments by
       borrowers for taxes and insurance                                           34,644            (37,860)           48,519
    Increase in repurchase agreements                                           3,954,620          1,000,000                 0
    Increase in FHLB advances                                                   6,943,258                  0                 0
    Adoption of ESOP                                                                    0           (690,000)                0
    Proceeds from the sale of common stock                                              0          7,959,144                 0
    Purchase of treasury stock                                                 (1,008,341)                 0                 0
    Purchase and retirement of common stock                                    (2,269,406)                 0                 0
------------------------------------------------------------------------------------------------------------------------------------
                   Net cash provided by
                     financing activities                                       6,640,828         10,665,742         2,161,595
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                     (Continued)

                 FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

                                                                            1996              1995               1994
------------------------------------------------------------------------------------------------------------------------------------

                      Increase (decrease) in cash
                          and cash equivalents                         $  (5,499,982)       3,130,783          1,693,376

Cash and cash equivalents, beginning of year                              10,185,818        7,268,855          5,575,479
------------------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of year                                 $   4,685,836       10,399,638          7,268,855
------------------------------------------------------------------------------------------------------------------------------------

Supplemental disclosures of cash flow information:
    Cash paid during the year for:
        Interest                                                       $   3,953,476        3,361,780          2,769,243
        Income taxes                                                         487,076          476,592            429,200

    Noncash investing activities:
        Transfer of loans to foreclosed real estate, net                      50,756           89,374             74,079
        Transfer of securities held to maturity to
          securities available for sale                                            0                O         27,485,604


The accompanying notes are an integral part of these financial statements.

                 FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements

                              September 30, 1996

(1)  Description of the Business

     First Federal Bancorporation (the Company) was incorporated under the laws of the State of Minnesota for the purpose of becoming the savings and loan holding company of First Federal Banking and Savings, FSB (the
        Bank) in connection with the Bank's conversion from a federally chartered mutual savings bank to a federally chartered stock savings bank. The Company commenced on September 23, 1994, a Subscription and Community Offering of its stock in connection with the conversion of the Bank (the Offering). The Offering was closed on March 31, 1995 and the conversion was consummated on April 3, 1995.

     The consolidated financial statements included herein are for the Company, the Bank, and the Bank's wholly-owned subsidiary, First Federal Service Corporation. All significant intercompany accounts and transactions have been eliminated in consolidation. All financial information prior to April 3, 1995 contained herein relates solely to the Bank and its subsidiary.

(2)  Summary of Significant Accounting Policies

     The accounting and reporting policies of the Company and its subsidiaries conform to generally accepted accounting principles and to general practice within the savings and loan industry. The following is a description of the more significant of those policies that the Company follows in preparing and presenting its consolidated financial statements.

     Material Estimates

     In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statement of financial condition and revenues and expenses for the period. Actual results could differ significantly from those estimates. A material estimate that is particularly susceptible to significant change in the near-term relates to the determination of the allowance for loan losses.

     Management believes that the allowance for loan losses is adequate. While management used available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses. Such agencies may require additions to the allowance based on their judgment about information available to them at the time of their examination.

                                                                     (Continued)

                 FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

Securities

In May 1993 the Financial Accounting Standards Board (FASB) issued Statement of
   Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities. This statement addresses the accounting and reporting for investments by classifying them into three categories: trading, available for sale, or held to maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Securities available for sale include securities that management intends to use as part of its asset/liability strategy or that may be sold in response to changes in interest rate, changes in prepayment risk, or other factors. Management has the ability and intent to hold securities, other than those designated as trading or available for sale, to maturity. The Bank adopted SFAS No. 115 as of September 30, 1994. Upon implementation of SFAS No. 115, certain collateralized mortgage obligations, U.S. government and agency securities, and corporate bonds and notes classified as securities held to maturity at September 30, 1994, with a carrying amount aggregating $27,485,604 and an approximate market value of $26,461,299, were transferred to a portfolio of securities available for sale. The impact of adoption on the Bank's consolidated financial statements was a decrease in stockholders' equity of $644,342 as of September 30, 1994.

Securities available for sale are carried at market value at September 30, 1996 and 1995. Net unrealized gains and losses, net of tax effect, are credited or charged to stockholders' equity. Securities held to maturity are carried at amortized cost unless a decline in market value is determined to be other than a temporary decline, when a loss in the value of the investment would be recognized. Gains and losses on sales of securities are recognized at the time of sale and are calculated based on the specific identification method.

Premiums and discounts are amortized using the interest method over the term of the securities.

Loans Receivable

Loans are considered long-term investments and, accordingly, are carried at historical cost.

Discounts and premiums on loans originated or purchased are amortized to income using the interest method over the estimated average loan life.

The allowance for loan losses is maintained at an amount considered adequate to provide for probable losses. The allowance for loan losses is based on periodic analysis of the loan portfolio by management. In this analysis management considers factors including, but not limited to, specific occurrences, general economic conditions, loan portfolio composition, and historical experience. Loans are charged off to the extent they are deemed to be uncollectible.

Loan origination and commitment fees and certain direct loan origination costs are deferred and amortized over the life of the related loans using the interest method.

                                                                     (Continued)

                 FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

Interest income is recognized on an accrual basis except when collectibility is in doubt. When interest accruals are suspended, interest previously accrued is reversed. Interest is subsequently recognized as income to the extent cash is received when, in management's judgment, principal is collectible.

Effective October 1, 1995, the Company adopted SFAS No. 114, Accounting by
   Creditors for Impairment of a Loan, and SFAS No. 118, Accounting by Creditors for Impairment of a Loan--Income Recognition and Disclosures. SFAS No. 114 requires that impaired loans, including all loans that are restructured in a troubled debt restructuring involving a modification of terms, be measured at the present value of expected future cash flows discounted at the loan's initial effective interest rate. The fair value of the collateral of an impaired collateral-independent loan or an observable market price, if one exists, may be used as an alternative to discounting. If the measure of the impaired loan is less than the recorded investment in the loan, impairment is to be recognized through the allowance for loan losses. A loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. SFAS No. 118 amends SFAS No. 114 to allow a creditor to use existing methods for recognizing interest income on impaired loans and to clarify disclosure requirements. The adoption of SFAS No. 114 and SFAS No. 118 did not impact the Company's results of operations for fiscal 1996 or any prior period. In accordance with SFAS No. 114 and SFAS No. 118, prior period financial statements have not been restated to reflect the change in accounting method.

Foreclosed Real Estate

Real estate acquired in the settlement of loans is carried at the lower of the unpaid loan balance plus settlement costs or estimated fair market value less selling costs at the time of foreclosure. The carrying value of individual properties is periodically evaluated and reduced to the extent cost exceeds estimated fair value less selling costs. Costs of developing and improving such properties are capitalized. Expenses related to holding such real estate, net of rental and other income, are charged against income as incurred.

Premises and Equipment

Land is carried at cost. Office buildings, improvements, furniture, and equipment are carried at cost less accumulated depreciation.

Depreciation is computed on a straight-line basis over the estimated useful lives of 20 to 40 years for office buildings and improvements and 3 to 10 years for furniture and equipment.

                                                                     (Continued)

                 FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

Income Taxes

In February 1992, the FASB issued SFAS No. 109, Accounting for Income Taxes. The
   Company adopted SFAS No. 109 as of October 1, 1993. Prior to adopting SFAS No. 109, the Company accounted for income taxes in accordance with Accounting Principles Board Opinion (APB) No. 11, Accounting for Income Taxes. SFAS No. 109 requires a change from the deferred method of accounting for income taxes of APB No. 11 to the asset and liability method of SFAS No. 109. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The cumulative effect of the application of SFAS No. 109 increased net earnings for the year ended September 30, 1994 by $120,000.

Cash Equivalents

Cash equivalents primarily represent amounts on deposit at other financial institutions and highly liquid financial instruments with original maturities at the date of purchase of three months or less

Earnings per Share

The earnings per share for 1995 were computed by dividing net earnings of $393,779 from the date of conversion, April 3, 1995, to the end of the year, September 30, 1995, by the weighted average common stock shares outstanding of 797,004 for the period. Pro forma earnings per common share were computed by dividing net income of $681,785 for the year ended September 30, 1995, by the weighted average common stock shares outstanding of 797,004 for the period. This computation does not reflect the pro forma effects of the investment income that would have been received had the net proceeds from the stock offering been received at the beginning of the year. Earnings per share amounts have not been presented for the year ended September 30, 1994, which was prior to the stock conversion.

Reclassifications

Certain prior year amounts have been reclassified to conform with the 1996 presentation.

                                                                     (Continued)

                 FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

New Accounting Standards

In October 1995, the Financial Accounting Standards Board (FASB) issued SFAS No.
   123, Accounting for Stock-Based Compensation. This statement establishes financial Accounting and reporting standards for stock-based employee compensation plans. This statement defines a fair value based method of accounting for an employee stock option or similar equity instrument and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value base method of accounting prescribed by APB Opinion No. 25, Accounting for Stock Issued to Employees. The statement requires pro forma disclosures of net income and earnings per share computed as if the fair value based method had been applied in financial statements of companies that continue to follow current practice in accounting for such arrangements under Opinion 25. The changes required by the new statement could affect employers' financial statements in a number of ways. Companies that historically have provided fixed stock options to employees or have established broad-based plans will generally experience a negative earnings impact (either in the basic income statement or in the required pro forma net income disclosures). Conversely, compensation cost will generally be reduced for companies that rely predominantly on performance-based or other variable plan awards. The effect on net income (or pro forma net income), whether positive or negative, will be amplified for companies that rely heavily on stock-based compensation awards as a critical element in their overall compensation strategy. The accounting requirements of this statement are effective for transactions entered into in fiscal years that begin after December 15, 1995, although they may be adopted on issuance. The disclosure requirements of this statement are effective for financial statements for fiscal years beginning after December 15, 1995, or for an earlier fiscal year for which this statement is initially adopted for recognizing compensation cost. The adoption of this statement will not have a significant impact on the Company's financial condition or results of operations.

In June 1996, the FASB issued SFAS No. 125, Accounting for Transfers and
   Servicing of Financial Assets and Extinguishments of Liabilities. This statement establishes accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. Those standards are based on consistent application of a financial-components approach that focuses on control. Under that approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. This statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings.

                                                                     (Continued)

                 FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

     This statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, and is to be applied prospectively. Earlier or retroactive application is not permitted. The adoption of this statement will not have a significant impact on the Company's financial condition or results of operations.

(3)  Securities Available for Sale

     A summary of securities available for sale at September 30, 1996 and 1995 is as follows:

                                                                         1996
                                    ---------------------------------------------------------------------------
                                                            Gross               Gross               Estimated
                                         Amortized        unrealized          unrealized              market
                Description                cost              gains              losses                value
     -----------------------------------------------------------------------------------------------------------
     Mortgage-backed
       securities:
         FNMA                        $    3,325,833           10,480            (77,117)             3,259,196
         GNMA                               442,206           15,071             (2,127)               455,150
         FHLMC                            5,383,467           10,241           (103,876)             5,289,832

     Collateralized mortgage
       obligations and
       REMICS                            10,976,862           28,500           (106,157)            10,899,205
     -----------------------------------------------------------------------------------------------------------
              Total
                mortgage-
                backed and
                related
                securities               20,128,368           64,292           (289,277)            19,903,383
     -----------------------------------------------------------------------------------------------------------

     Other marketable
     securities:
         U.S. government and
          agency securities              16,389,327            8,122           (223,844)            16,173,605
         Corporate bonds and
          notes                           7,461,252           31,822            (85,601)             7,407,473
         Municipal bonds                    497,815            4,685             (4,089)               498,411
         Mutual funds                     1,845,001          286,874            (48,881)             2,082,994
     -----------------------------------------------------------------------------------------------------------
              Total other
                marketable
                securities               26,193,395          331,503           (362,415)            26,162,483
     -----------------------------------------------------------------------------------------------------------
                                     $   46,321,763          395,795           (651,692)            46,065,866
     ===========================================================================================================

                                                                     (Continued)

                FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES



                                                                         1996
                                    ---------------------------------------------------------------------------
                                                            Gross               Gross               Estimated
                                         Amortized        unrealized          unrealized              market
                     Description           cost              gains              losses                 value
     ----------------------------------------------------------------------------------------------------------
     Mortgage-backed
       securities:
         FNMA                          $  3,068,640          25,217            (39,288)               3,054,569
         GNMA                               313,510          22,404                  0                  335,914
         FHLMC                            4,920,673          21,810            (52,501)               4,889,982

     Collateralized mortgage
       obligations and REMICS            12,225,300          36,274           (125,030)               12,136,544
     -----------------------------------------------------------------------------------------------------------
              Total
                mortgage-
                backed and
                related
                securities               20,528,123         105,705           (216,819)               20,417,009
     -----------------------------------------------------------------------------------------------------------
     Other marketable securities:
         U.S. government and
          agency securities              7,255,927            6,640           (197,874)                7,064,693
         Corporate bonds and
          notes                          6,439,279           29,572            (78,416)                6,390,435
         Municipal funds                 1,836,161          119,857            (29,464)                1,926,554
         Mutual bonds                      250,000                0                  0                   250,000
     -----------------------------------------------------------------------------------------------------------
              Total other
                marketable
                securities              15,781,367          156,069           (305,754)               15,631,682
     -----------------------------------------------------------------------------------------------------------
                                     $  36,309,490          261,774           (522,573)               36,048,691
     -----------------------------------------------------------------------------------------------------------

                                                                                                     (Continued)

                 FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

     The amortized cost and estimated market value of other marketable securities available for sale at September 30, 1996 and 1995, by contractual maturity, is shown below. Expected maturities may differ from contractual maturities because obligors may have the right to call or prepay obligations with or without ail or prepayment penalties:

                                                           September 30, 1996                       September 30, 1995
                                                    ----------------------------------       --------------------------------
                                                                           Estimated                                Estimated
                                                      Amortized              market             Amortized             market
                                                         Cost                value                cost                value
          -------------------------------------------------------------------------------------------------------------------
          Due in one year or less                  $  1,376,103            1,378,018             2,455,240          2,457,959
          Due after one year
            through five years                       17,729,883           17,508,632            10,491,658         10,255,906
          Due after five years
            through ten years                         4,694,594            4,649,339               748,308            741,263
          Due after ten years                           547,814              543,500               250,000            250,000
          Mutual funds with no
            stated maturity                           1,845,001            2,082,994             1,836,161          1,926,554
          -------------------------------------------------------------------------------------------------------------------
                                                   $ 26,193,395           26,162,483            15,781,367          15,631,682

     Proceeds from the sale of securities available for sale that were sold during 1996 were $2,434,785 resulting in gross gains of $7,537 and gross losses of $2,187.

     Proceeds from the sale of securities available for sale that were sold during 1995 were $84,230 resulting in gross losses of $10,029.

(4)  Securities Held to Maturity

     A summary of securities held to maturity at September 30, 1996 and 1995 is as follows:

                                                                                           1996
                                                       ------------------------------------------------------------------------
                                                                                  Gross               Gross        Estimated
                                                         Amortized              unrealized          unrealized       market
                        Description                        cost                    gains              losses         value
            -------------------------------------------------------------------------------------------------------------------
            Mortgage-backed securities:
                FNMA                                   $  192,177                    330               (2,386)       190,121
                GNMA                                       52,628                    737                 (268)        53,097
                FHLMC                                     244,921                  8,942                    0        253,863
                FHA                                       145,662                      0                  (68)       145,594
            -------------------------------------------------------------------------------------------------------------------
            Collateralized mortgage
                obligations and REMICS                    210,217                  3,022               (3,802)       209,437
            -------------------------------------------------------------------------------------------------------------------
                    Total mortgage-backed and
                      related securities               $  845,605                 13,031               (6,524)       852,112
            -------------------------------------------------------------------------------------------------------------------
                                                                                                                  (Continued)

                 FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

                                                                                  1995
                                                  ----------------------------------------------------------------------
                                                                               Gross              Gross       Estimated
                                                    Amortized                unrealized         unrealized      market
                      Description                      cost                    gains              losses        value
        ----------------------------------------------------------------------------------------------------------------
        Mortgage-backed securities:
          FNMA                                    $   227,666                     823             (1,875)       226,614
          GNMA                                         93,508                   2,730               (688)        95,550
          FHLMC                                       314,946                  12,565                  0        327,511
          FHA                                         177,609                       0               (102)       177,507

        Collateralized mortgage
          obligations and REMICS                      292,673                       0                  0        292,673
        ----------------------------------------------------------------------------------------------------------------

        Total mortgage-
                 backed and
                 related securities              $  1,106,402                  16,118             (2,665)     1,119,855
        ================================================================================================================

     There were no sales of securities held to maturity during the years ended
       September 30, 1996 or 1995. Proceeds from the sale of securities held to maturity that were sold during 1994 were $209,436 resulting in gross losses of $20,283.

(5)  Loans Receivable

     Loans receivable consisted of the following:

                                                                                                    September 30
                                                                                             ----------------------------
                                                                                                1996            1995
            -------------------------------------------------------------------------------------------------------------
            One-to-four-family residential loans                                            $ 26,294,685     29,045,912
            Commercial real estate and multifamily residential
              loans                                                                           12,904,658     10,491,578
            Consumer loans                                                                    10,686,848      8,366,181
            Commercial business loans                                                          2,141,805      1,467,337
            -------------------------------------------------------------------------------------------------------------
                                                                                              52,027,996     49,371,008

            Less:
              Loans in process                                                                   627,273        744,134
              Deferred fees and discounts (premiums)                                             (55,842)        91,867
              Allowance for loan losses                                                          453,460        491,382
            -------------------------------------------------------------------------------------------------------------
                                                                                            $ 51,003,105     48,043,625
            =============================================================================================================
            Weighted average contractual interest rate                                             9.07%          9.21%
            =============================================================================================================

                                                                     (Continued)

                 FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES


Nonaccrual loans totaled $55,434 and $13,905 at September 30, 1996 and 1995, respectively. There were no restructured loans at September 30, 1996 and 1995.

Nonaccrual loans are the only loans that are considered to be impaired by the Company under the criteria established by SFAS No. 114 and SFAS No. 118. The related allowance for credit losses as of September 30, 1996 was $8,315. The average investment in impaired loans during fiscal 1996 was $24,100.

The effect of impaired and nonaccrual loans on interest income for the years ended September 30 were:


                                                    1996      1995     1994
----------------------------------------------------------------------------
Interest income:
   As originally contracted                      $ 4,552     1,281    2,152
   As recognized                                       0         0        0
----------------------------------------------------------------------------

        Reduction of interest income             $ 4,552     1,281    2,152
----------------------------------------------------------------------------

There are no material commitments to lend additional funds to customers whose loans were classified as nonaccrual.

The aggregate amount of loans to directors and executive officers was $135,423, $163,056, and $111,019 at September 30, 1996, 1995, and 1994, respectively.
 Activity with respect to these loans during fiscal 1996 included loan originations of $24,040 and loan repayments of $51,673. Activity with respect to these loans during fiscal 1995 included loan originations of $79,869 and loan repayments of $27,832. Activity with respect to these loans during fiscal 1994 included loan originations of $22,200 and loan repayments of $26,611. Such loans were made in the ordinary course of business on normal credit terms, including interest rate and collateralization, and do not represent more than normal risk of collection.

The Bank grants residential and commercial real estate loans and consumer loans primarily to customers in northern Minnesota. Although the Bank has a diversified loan portfolio, a substantial portion of its debtors' abilities to honor their loans are dependent upon the local economy in northern Minnesota.

At September 30, 1996, 1995, and 1994 the Bank was servicing real estate loans for others with aggregate unpaid principal balances of approximately $192,474, $237,162, and $313,310, respectively.

                                                                     (Continued)

                 FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES


(6)   Allowance for Losses on Loans Receivable and Foreclosed Real Estate

                                         Loans        Real
                                       receivable    estate      Total
         -----------------------------------------------------------------
          Balance September 30, 1993   $ 549,352      4,590     553,942
             Provision for losses         16,310     10,759      27,069
             Charge-offs                 (56,916)         0     (56,916)
             Recoveries                   19,927          0      19,927
         -----------------------------------------------------------------

          Balance September 30, 1994     528,673     15,349     544,022
             Provision for losses          3,701     26,836      30,537
             Charge-offs                 (48,617)   (15,349)    (63,966)
             Recoveries                    7,625          0       7,625
         -----------------------------------------------------------------

          Balance September 30,1995      491,382     26,836     518,218
             Provision for losses              0          0           0
             Charge-offs                 (49,801)         0     (49,801)
             Recoveries                   11,879      7,368      19,247
         -----------------------------------------------------------------

          Balance September 30, 1996   $ 453,460     34,204     487,664
         =================================================================

(7)   Foreclosed Real Estate

      Foreclosed real estate consisted of the following:


                                                         September 30
                                                    ----------------------
                                                       1996         1995
     ---------------------------------------------------------------------
     Real estate acquired through foreclosure or
      deed in lieu of foreclosure                   $ 189,077            0
     Real estate injudgment (subject to redemption)    38,950      178,910
     ---------------------------------------------------------------------
                                                      228,027      178,910

     Less allowance for losses                         34,204       26,836
     ---------------------------------------------------------------------

                                                    $ 193,823      152,074
     =====================================================================

                                                                  (Continued)

                 FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES


(8)      Accrued Interest Receivable

         Accrued interest receivable is summarized as follows:

                                                        September 30
                                                  -----------------------
                                                       1996         1995
     --------------------------------------------------------------------
     Mortgage-backed and related securities     $     59,218       65,252
     Other marketable securities                     453,891      272,531
     Loans receivable                                349,623      313,206
     --------------------------------------------------------------------
                                                $    862,732      650,989
     --------------------------------------------------------------------

(9)   Premises and Equipment

      Premises and equipment consisted of the following:

                                                        September 30
                                                 ------------------------
                                                       1996         1995
     --------------------------------------------------------------------
     Land and improvements                      $    222,667      204,431
     Office buildings                              1,561,513    1,562,721
     Furniture and equipment                       1,752,722    1,789,082
     Leasehold improvements                          170,965      170,965
     Automobile                                       27,519       27,519
     --------------------------------------------------------------------
                                                   3,735,386    3,754,718
     Less accumulated depreciation and
      amortization                               (1,790,632)   (1,637,861)
     --------------------------------------------------------------------
                                                $ 1,944,754     2,116,857

                                                              (Continued)

                 FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES


(10)     Deposits

         Deposits consisted of the following at September 30:

                                                 1996                                                 1995
                               ----------------------------------------------    ------------------------------------------------
                               Weighted                                          Weighted
                                average                              Percent      average                                 Percent
                                 rate               Amount           of total      rate                Amount            of total
---------------------------------------------------------------------------------------------------------------------------------
     Noninterest
        NOW                      0.00%           $  2,366,924           2.92%      0.00%           $  2,070,576            2.52%
      NOW                        2.05               8,150,951          10.06       2.11               8,031,538            9.79
      Passbook                   2.00               8,539,868          10.53       2.50               9,310,788           11.35
      Money
        market                   3.00               8,757,336          10.81       3.00               8,979,453           10.94
                                                  ----------------------------                      ---------------------------
                                 2.16              27,815,079          34.32       2.37              28,392,355           34.60
                                                  ----------------------------                      ---------------------------
     Certificates:
        2-2.99%                  2.43                   3,693           0.00       2.50                   3,924            0.00
        3-3.99%                  3.90                   1,603           0.00       3.83                 762,582            0.93
        4-4.99%                  4.73               3,459,019           4.27       4.46               4,274,458            5.21
        5-5.99%                  5.44              31,198,668          38.49       5.57              27,053,471           32.97
        6-6.99%                  6.41              16,015,025          19.77       6.39              18,554,901           22.61
        7-7.99%                  7.19               2,553,432           3.15       7.21               3,018,775            3.68
                                                  ----------------------------                      ---------------------------
                                 5.77              53,231,440          65.68       5.83              53,668,111           65.40%
                                                  ----------------------------                      ---------------------------
                                 4.53            $ 81,046,519         100.00%      4.63            $ 82,060,466          100.00%
                                                  ----------------------------                      ---------------------------

          At September 30, 1996 and 1995 the Bank had $8,196,119 and
             $8,388,837, respectively, of deposit accounts with balances of $100,000 or more. The Bank did not have any brokered deposits at September 30, 1996 or 1995.

          Certificates had the following remaining maturities at September 30:


                                                     1996                              1995
                                          --------------------------        --------------------------
                                                            Weighted                          Weighted
                                                             average                           average
                                             Amount            rate            Amount           rate
                -------------------------------------------------------------------------------------
                0-6 months                $ 19,776,416         5.46%        $ 17,973,152        5.50%
                7-12 months                  9,881,489         5.65           11,072,622        5.70
                13-36 months                17,621,005         5.94           17,409,952        5.98
                Over 36 months               5,952,530         6.49            7,212,385        6.54
                                          ------------                      ------------
                                          $ 53,231,440         5.77         $ 53,668,111        5.83
                                          ------------                      ------------

                                                                     (Continued)

                 FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES


         Mortgage-backed securities with an amortized cost of $7,475,855 and $l0,627,225 at September 30, 1996 and 1995, respectively, were pledged as collateral for certain deposits.

         Interest expense on deposits is summarized as follows for the years ended September 30:

                                    1996               1995              1994
             ------------------------------------------------------------------

              NOW              $   156,807            136,308           127,828
              Passbook             186,057            234,468           213,763
              Money Market         260,403            262,952           206,555
              Certificates       3,133,156          2,888,909         2,292,339
             ------------------------------------------------------------------

                               $ 3,736,423          3,522,637         2,840,485
             ==================================================================

(11)     Income Taxes

         Federal and state income tax expense (benefit) is as follows for the years ended September 30:

                                    1996               1995              1994
             ------------------------------------------------------------------

              Current:
                Federal          $ 408,257            405,813           282,262
                State              136,086            129,669            90,191
             ------------------------------------------------------------------
                  Total current    544,343            535,482           372,453
             ------------------------------------------------------------------

              Deferred:
                Federal           (246,522)           (47,408)           28,745
                State              (82,174)           (15,148)            9,185
             ------------------------------------------------------------------
                  Total deferred  (328,696)           (62,556)           37,930
             ------------------------------------------------------------------

                                 $ 215,647            472,926           410,383
             ==================================================================

         The actual effective tax rate differs from the "expected" income tax rate, computed at the statutory federal corporate tax rate, as follows:

                                                       Year ended September 30
                                                     --------------------------
                                                      1996      1995      1994
             ------------------------------------------------------------------
              Statutory federal rate                  34.0%     34.0%     34.0%
              State tax, net of federal benefit        6.7       6.5       6.9
              Other                                   (0.2)      0.5       2.4
             ------------------------------------------------------------------
                                                      40.5%     41.0%     43.3%
             ------------------------------------------------------------------

                                                                    (Continued)

                 FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES


         The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities are as follows at September 30:

                                                                               1996             1995
               ---------------------------------------------------------------------------------------

                Deferred tax assets:
                    Allowance for loan losses                               $ 172,768          121,278
                    Deferred compensation                                     207,810          161,207
                    Deferred loan fees                                         25,206           37,179
                    Unrealized loss on securities available for sale          102,639          103,587
                    SAIF assessment                                           238,143                0
                    Other                                                       8,651           13,368
               ---------------------------------------------------------------------------------------
                        Total gross deferred tax assets                       755,217          436,619
               ---------------------------------------------------------------------------------------

                Deferred tax liabilities:
                    Premises and equipment                                    152,741          169,473
                    FHLB stock                                                102,632           97,047
                    Accrued real estate taxes                                  25,313           24,119
                    Prepaid insurance                                          19,471           18,668
               ---------------------------------------------------------------------------------------
                        Total deferred tax liabilities                        300,157          309,307
               ---------------------------------------------------------------------------------------

                           Net deferred tax asset                           $ 455,060          127,312
               =======================================================================================

         No valuation allowance was required as of September 30, 1996 and 1995.

         Under the Internal Revenue Code, the Company is permitted to deduct an annual addition to a reserve for bad debts. Bad debt deductions for income tax purposes are included in taxable income of later years only if the bad debt reserves are used for purposes other than to absorb bad debt losses. Because the Bank does not intend to use the reserve for purposes other than to absorb losses, no deferred income taxes have been provided. Retained earnings at September 30, 1996 include approximately $2,860,l00 for which no deferred taxes have been provided.

  (12)   Short-term Borrowings

         Repurchase agreements consist of sales of securities under agreements to repurchase the identical securities. The agreements generally mature within 180 days and bear a weighted average interest rate of approximately 5.5% at September 30, 1996 and 1995, respectively. The agreements are treated as financings with the obligations to repurchase securities reflected as a liability and the dollar amount of the securities collateralizing the agreements remaining in the asset accounts. The securities collateralizing the agreements are in safekeeping at the Federal Home Loan Bank of Des Moines in the Bank's account. At September 30, 1996, the agreements were collateralized by securities totaling approximately $5,450,000.

                                                                     (Continued)

                 FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES


         Advances from the Federal Home Loan Bank (FHLB) of Des Moines as of
            September 30, 1996 are summarized as follows:

                                                          Average
              Year due                                     rate          Amount
             -------------------------------------------------------------------

              1997                                          5.63%    $ 6,860,718
              1998                                          6.24          22,589
              1999                                          6.24          23,810
              2000                                          6.24          25,193
              2001                                          6.24          10,948
             -------------------------------------------------------------------

                                                            5.64     $ 6,943,258
             ===================================================================

         At September 30, 1996, the FHLB advances are secured by the FHLB stock, mortgage loans, and government agency securities totaling approximately $8,336,000.

(13)     Stock Repurchases

         In December 1995, the Company repurchased 34,500 shares of the Company's outstanding common stock. The average repurchase price was $13.70 per share. Repurchased shares are held as treasury shares and will be utilized for the issuance of shares in conjunction with the Management Recognition Plan.

         In February 1996, the Company repurchased and retired 43,125 shares of the Company's outstanding common stock. The average repurchase price was $14.00 per share.

         In May 1996, the Company repurchased and retired 40,969 shares of the Company's outstanding common stock. The average repurchase price was $13.50 per share.

         In August 1996, the Company repurchased and retired 77,840 shares of the Company's outstanding common stock. The average repurchase price was $14.29 per share.

         In August 1996, the Company repurchased 15,000 shares of the Company's outstanding common stock. The average repurchase price was $13.95 per share. Repurchased shares are held as treasury shares and will be utilized for the issuance of shares in conjunction with the Stock Option Plan.

         In September 1996, the Company repurchased 21,563 shares of the Company's outstanding common stock. The average repurchase price was $l5.07 per share. Repurchased shares are held as treasury shares and will be used for general corporate purposes.

(14)     Retained Earnings and Regulatory Capital

         The Bank, as a member of the Federal Home Loan Bank System, is required to hold a specified number of shares of capital stock, which is carried at cost, in the Federal Home Loan Bank of Des Moines. In addition, the Bank is required to maintain cash and other liquid assets in an amount equal to 5% of its deposit accounts and other obligations due within one year. The Bank has met these requirements.

                                                                     (Continued)

                 FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES


             The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

             Quantitative measures established by regulations to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of Tangible, Core, and Risk-based capital (as defined in the regulations) to total assets (as defined). Management believes, as of September 30, 1996, that the Bank meets ail capital adequacy requirements to which it is subject.

             As of September 30, 1996, the most recent notification from the
               Office of Thrift Supervision categorized the Bank as "well capitalized." There are no conditions or events since that notification that management believes have changed the Bank's category.

             The Bank's actual capital amounts and ratios are also presented in the table:


                                          Actual                            Requirement                        Excess Capital
                               -----------------------------       ----------------------------       -----------------------------
                                                  Percent                             Percent                             Percent
                                                    of                                  of                                  of
                                Amount            assets (1)         Amount           assets (1)         Amount           assets (1)

------------------------------------------------------------------------------------------------------------------------------------


   Bank's stock-
       holders' equity  $    9,928,068

   Plus:
      Net unrealized
          loss on
          certain
          securities
          available
          for sale             159,014
                           -----------
   Tangible                 10,087,082             9.55%         $     1,585,045           1.50%     $     8,502,037         8.05%
       capital             -----------
   Cure capital             10,087,082             9.55%               3,170,090           3.0%            6,916,992         6.55
                           -----------
   Plus:
      Allowable
          portion of
          general
          allowance
          for loan
          losses               453,460
                           -----------
   Risk-based
       capital          $   10,540,542            19.39%             4,348,080             8.00%           6,192,462        11.39%
                           ===========


(1)      Based on the Bank's adjusted total assets for the purpose of the tangible and core capital ratios and risk-weighted assets for the purpose of the risk-based capital ratio.
                                                                     (Continued)

                 FIRST FEDERAL BANCORPORATION AND SUBSIDIARlES


(15)     Employee Benefits

         Employee Stock Ownership Plan

         During fiscal 1995, the Company adopted an Employee Stock Ownership
           Plan (the ESOP), which met the requirements of Section 4975(e)(7) of the Internal Revenue Code and Section 407(d)(6) of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and, as such, the ESOP was empowered to borrow in order to finance purchases of the common stock of the Company. The ESOP borrowed $690,000 from the Company to purchase 69,000 shares of common stock of the Company on the date of the Conversion. The Bank has committed to make annual contributions to the ESOP necessary to repay the loan, including interest.

         As the debt is repaid, ESOP shares that were initially pledged as collateral for its debt are released from collateral and allocated to active employees, based on the proportion of debt service paid in the year. The Company accounts for its ESOP in accordance with Statement of Position 93-6, Employers' Accounting for Employee Stock Ownership Plans. Accordingly, the shares pledged as collateral are reported as unearned ESOP shares in stockholders' equity. As shares are determined to be ratably released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings per share computations. ESOP compensation benefit expense was $95,791 and $83,375 for 1996 and 1995, respectively.

         All employees of the Company are eligible to participate in the ESOP after they attain age 21 and complete one year of service during which they worked at least 1,000 hours. In 1996 and 1995, the Company committed to release 6,900 shares of common stock each year which were allocated to eligible participants subject to the restrictions of the ESOP.


                Shares released and allocated                                 13,800
                Unreleased shares                                             55,200
                --------------------------------------------------------------------

                           Total ESOP shares                                  69,000
                ====================================================================

                Fair value of unreleased shares at September 30, 1996      $ 924,600

         Management Recognition Plan

         The Company adopted a Management Recognition Plan (MRP) in October
           1995. The MRP provides for the grant of shares of stock to eligible directors and employees in the form of restricted stock, which vest over a five-year period at the rate of 20% per year. Under the MRP, 34,500 shares of restricted stock were granted. MRP expense for 1996 was $94,444.

                                                                    (Continued)

                 FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES


         Stock Option Plan

         The Company adopted a stock option plan in October 1995. The plan provides for the granting of options for the purpose of attracting and retaining key personnel and to facilitate their purchase of a stock interest in the Company. Options on 86,250 shares were granted at an exercise price $13.6875 per share. The options become exercisable over a five-year period at the rate of 20% per year. If unused, the options expire in October 2005.

(16)     Retirement Plans

         The Company has a defined Contribution profit sharing plan that covers all full-time employees meeting certain minimum employment service requirements. Profit sharing plan expense for the years ended September 30, 1996, 1995, and 1994 was $48,072, $38,107, and
              $35,844, respectively.

         During the year ended September 30, 1994 the Company adopted a retirement plan for non-employee directors. The Company recorded expense of approximately $25,000, $26,000, and $26,000 during the years ended September 30, 1996, 1995, and 1994, respectively, for this plan.

(17)     Stockholders' Equity

         The Company was incorporated for the purpose of becoming the savings and loan holding company of the Bank in connection with the Bank's conversion from a federally chartered mutual savings bank to a federally chartered stock savings bank, pursuant to a Plan of Conversion adopted on August 15, 1994. The Company commenced on September 23, 1994, a Subscription and Community Offering of its shares in connection with the conversion of the Bank (the Offering). The Offering was closed on March 23, 1995 and the conversion was consummated on April 3, 1995, with the issuance of 862,500 shares of the Company's common stock at a price of $10 per share. Total proceeds from the conversion of $7,959,144, net of costs relating to the conversion of $665,856, have been recorded as common stock and additional paid-in capital. The Company received all of the capital stock of the Bank in exchange for 50% of the net proceeds of the conversion.

         In order to grant a priority to eligible account holders in the event of future liquidation, the Bank, at the time of conversion, established a liquidation account equal to its regulatory capital as of December 31, 1994. In the event of future liquidation of the Bank, eligible account holders who continue to maintain their deposit accounts shall be entitled to receive a distribution from the liquidation account. The total amount of the liquidation account will be decreased as the balance of eligible account holders are reduced subsequent to the conversion, based on an annual determination of such balance.

                                                                     (Continued)

                 FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES


         The Bank may not declare or pay a cash dividend to the Company in excess of 100% of its net income to date during the current calendar year plus the amount that would reduce by one-half the Bank's surplus capital ratio at the beginning of the calendar year without prior notice to the Office of Thrift Supervision (OTS). Additional limitations on dividends declared or paid on, or repurchases of, the Bank's capital stock are tied to the Bank's level of compliance with its regulatory capital requirements.

(18)     Financial Instruments With Off-balance-sheet Risk

         The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The contractual amount of these instruments reflects the extent of involvement by the Bank.

         The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of these commitments. The Bank uses the same credit policies in making commitments as it does for on-balance-sheet instruments.

         The contractual amount of these financial instruments at September 30, 1996 and 1995 is approximately $425,000 and $797,000, respectively. Included in total commitments to originate loans are commitments to originate fixed rate loans aggregating approximately $0 and $82,500 as of September 30, 1996 and 1995, respectively. The interest rate on these commitments was 7.625% at September 30, 1995.

         Commitments to extend credit are agreements to lend to a customer provided there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments may expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on the loan type and on management's credit evaluation of the borrower. Collateral consists primarily of residential real estate and personal property.

                                                                     (Continued)

                 FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES


(19)     Fair Value of Financial Instruments

         SFAS No. 107, Disclosures About Fair Values of Financial Instruments, requires disclosures of estimated fair values of the Company's financial instruments, including assets, liabilities, and off-balance sheet items for which it is practicable to estimate fair value. The fair value estimates are made as of September 30, 1996 based upon relevant market information, if available, and upon the characteristics of the financial instruments themselves. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based upon judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. The estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

         Fair value estimates are based only on existing financial instruments without attempting to estimate the value of anticipated future business or the value of assets and liabilities that are not considered financial instruments. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on the fair value estimates and have not been considered in any of the estimates.

         The estimated fair value of the Company's financial instruments as of September 30, 1996 are shown below. Following the table, there is an explanation of the methods and assumptions used to estimate the fair value of each class of financial instruments.

                                                                              1996
                                                                -------------------------------
                                                                                      Estimated
                                                                  Carrying               fair
                                                                   amount               value
               ---------------------------------------------------------------------------------
                Financial assets:
                  Cash and cash equivalents                     $  4,685,836           4,685,836
                  Securities available for sale                   46,065,866          46,065,866
                  Securities held to maturity                        845,605             852,112
                  Loans receivable                                51,003,105          51,395,390
                  Federal Home Loan Bank stock                       700,500             700,500
                  Accrued interest receivable                        862,732             862,732

                Financial liabilities:
                  Deposits                                        81,046,519          81,171,807
                  Borrowings                                      11,897,878          11,885,878
                  Accrued interest payable                           587,779             587,779

         Cash and Cash Equivalents

         The carrying amount of cash and cash equivalents approximates their fair value.

                                                                     (Continued)

                 FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES


Securities Available for Sale and Securities Held to Maturity

The fair value of securities are based upon quoted market prices.

Loans Receivable

The fair values of loans receivable were estimated for groups of loans with similar characteristics. The fair value of the loan portfolio was calculated by discounting the scheduled cash flows through the estimated maturity using anticipated prepayment speeds and using discount rates that reflect the credit and interest rate risk inherent in each loan portfolio. The fair value of the adjustable loan portfolio was estimated by grouping the loans with similar characteristics and comparing the characteristics of each group to the prices quoted for similar types of loans in the secondary market.

Federal Home Loan Bank Stock

The carrying amount of FHLB stock approximates its fair value.

Accrued Interest Receivable

The carrying amount of accrued interest receivable approximates its fair value since it is short-term in nature and does not present unanticipated credit concerns.

Deposits

Under SFAS No. 107, the fair value of deposits with no stated maturity, such as checking, savings, and money market accounts, is equal to the amount payable on demand. The fair value of certificates of deposit is based on the discounted value of contractual cash flows using as discount rates the rates that were offered by the Bank as of September 30, 1996 for deposits with maturities similar to the remaining maturities of the existing certificates of deposit.

The fair value estimate for deposits does not include the benefit that results from the low cost funding provided by the Bank's existing deposits and long-term customer relationships compared to the cost of obtaining different sources of funding. This benefit is commonly referred to as the core deposit intangible.

Borrowings

The fair value of borrowings is based on the discounted value of contractual cash flows using as discount rates the rates that were available to the Bank as of September 30, 1996 for borrowings with maturities similar to the remaining maturities of the existing borrowings.

Accrued Interest Payable

The carrying amount of accrued interest payable approximates its fair value since it is short-term in nature.

                                                                     (Continued)

                 FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES


(20)     Recent Legislative and Regulatory Developments

         The Deposit Insurance Fund Act of 1996 (DIFA) was enacted on September
           30, 1996. DIFA addressed the inadequate funding of the Savings Association Insurance Fund (SAIF), which had resulted in a large deposit insurance premium disparity between banks insured by the Bank Insurance Fund (BIF) and SAIF-insured thrifts, which were required to pay significantly higher deposit insurance premiums As a result of this new legislation, a one-time special assessment was imposed on thrift institutions, and the Company recognized a $588,444 pretax charge for assessments imposed on savings deposits at the Bank. The legislation also provides for a reduction in deposit insurance premiums in subsequent periods.

         The second major area addressed by DIFA was funding for bond obligations of the Financing Corp. (FICO). Thrifts will pay 6.4 basis points per $100 of deposits from January 1, 1997 to December 31, 1999. From January 1, 2000 until the FICO bonds are retired in 2019 the estimated assessment to retire the FICO bonds is expected to be
           2.5 basis points per $100 of deposits.

         The third area addressed by DIFA was the BIF-SAIF merger and Thrift charter conversions. DIFA proposed that the BIF and SAIF insurance funds will be merged on January 1, 1999, provided no insured depository institution is a savings association on that date. DIFA also directed the Secretary of the Treasury to present recommendations to Congress for establishment of a common depository institution charter by March 31, 1997.

         Other recently enacted federal legislation repealed the reserve method of accounting for thrift bad debt reserves. This legislation eliminated the recapture of a thrift institution's bad debt reserve under certain circumstances, including the institution's conversion to a bank or as a result of similar charter changes.

                                                                     (Continued)

                 FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES


(21)     First Federal Bancorporation Financial Information (Parent Company
           Only)

         The following are the condensed financial statements for the parent company only as of September 30, 1996 and 1995 and for the year ended September 30, 1996 and for the period from April 3, 1995 to September 30, 1995:

                                                                                                     1996             1995
                 -------------------------------------------------------------------------------------------------------------
                 Condensed Statement of Financial Condition:
                    Assets:
                        Cash and cash equivalents                                               $    460,779           653,959
                        Securities available for sale                                              1,002,321         2,283,614
                        Investment in subsidiary                                                   9,928,068        11,669,346
                        Other assets                                                                 948,101           493,113
                 -------------------------------------------------------------------------------------------------------------
                             Total assets                                                       $ 12,339,269        15,100,032
                 =============================================================================================================
                    Liabilities and Stockholders' Equity:
                        Accrued expenses                                                              16,571             9,430
                        Stockholders' equity                                                      12,322,698        15,090,602
                 -------------------------------------------------------------------------------------------------------------
                             Total liabilities and stockholders' equity                         $ 12,339,269        15,100,032
                 -------------------------------------------------------------------------------------------------------------
                 Condensed Statement of Earnings:
                    Interest income                                                             $    239,078            47,231
                    Noninterest income                                                                 8,897                 0
                    Equity in earnings of subsidiary                                                 250,437           665,852
                    Noninterest expense                                                             (136,524)          (20,676)
                 -------------------------------------------------------------------------------------------------------------
                             Income before income tax expense                                        361,888           692,407
                    Income tax expense                                                                45,388            10,622
                 -------------------------------------------------------------------------------------------------------------
                             Net earnings                                                       $    316,500           681,785
                 -------------------------------------------------------------------------------------------------------------
                 Condensed Statement of Cash Flows:
                    Operating activities:
                        Net earnings                                                            $    316,500           681,785
                        Increase in other assets                                                    (454,988)         (493,113)
                        Increase in accrued expenses                                                   7,141             9,430
                        Equity in earnings of subsidiary                                            (250,437)         (665,852)
                        Earned employee stock ownership shares priced above original cost             26,791            14,375
                        Decrease in unamortized restricted stock                                      94,444                 0
                        Decrease in unearned ESOP shares                                              69,000            69,000
                        Other                                                                         (5,177)           30,662
                 -------------------------------------------------------------------------------------------------------------
                             Net cash used by operating activities                                  (196,726)         (353,713)
                 -------------------------------------------------------------------------------------------------------------
                    Investing activities:
                        Purchase of Bank stock                                                             0        (3,979,572)
                        Purchase of securities available for sale                                   (738,651)       (2,281,900)
                        Proceeds from maturities of securities available for sale                    297,287                 0
                        Proceeds from sales of securities available for sale                       1,722,657                 0
                 -------------------------------------------------------------------------------------------------------------
                             Net cash provided (used) by investing activities                      1,281,293        (6,261,472)
                 -------------------------------------------------------------------------------------------------------------
                    Financing activities:
                        Proceeds from sale of common stock                                                 0         7,959,144
                        Adoption of ESOP                                                                   0          (690,000)
                        Purchase and retirement of common stock                                   (2,269,406)                0
                        Purchase of treasury stock                                                (1,008,341)                0
                        Cash dividend from subsidiary                                              2,000,000                 0
                 -------------------------------------------------------------------------------------------------------------
                             Net cash (used) provided by financing activities                     (1,277,747)        7,269,144
                 -------------------------------------------------------------------------------------------------------------
                             Decrease (increase) in cash and cash equivalents                       (193,180)          653,959
                 -------------------------------------------------------------------------------------------------------------
                 Cash and cash equivalents, beginning of period                                      653,959                 0
                 -------------------------------------------------------------------------------------------------------------
                 Cash and cash equivalents, end of period                                       $    460,779           653,959
                 =============================================================================================================


                                                                     (Continued)

                 FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES


(22)     Quarterly Financial Data (Unaudited)

         Summarized quarterly financial data for fiscal 1996 and 1995 are as follows:

                                                                                  Three months ended
                                                      --------------------------------------------------------------------------
                                                       September 30,          June 30,           March 31,       December 31,
                Selected Operations Data                   1996                 1996               1996              1995
               -----------------------------------------------------------------------------------------------------------------
                Interest income                         $ 1,921,583           1,863,500         1,808,105          1,835,348
                Interest expense                          1,094,108             984,436           967,519            970,128
               -----------------------------------------------------------------------------------------------------------------
                         Net interest
                           income                           827,475             879,064           840,586            865,220
                Provision for loan losses                         0                   0                 0                  0
                Non-interest income                         162,248             159,557           101,120            110,421
                Non-interest expense                      1,319,616             691,489           717,311            685,128
                Income tax expense
                  (benefit)                                (135,392)            142,227            91,907            116,905
               -----------------------------------------------------------------------------------------------------------------
                           Net earnings (loss)          $  (194,501)            204,905           132,488            173,608
               =================================================================================================================

                Earnings (loss) per                         $(.24)              $ .27               .17                .22
                  common share

                                                                                Three months ended
                                                       ----------------------------------------------------------------------
                                                       September 30,          June 30,          March 31,        December 31,
                                                          1995                  1995              1995               1994
               -----------------------------------------------------------------------------------------------------------------
                Interest income                         $ 1,776,205           1,774,675         1,622,069          1,559,244
                Interest expense                            935,363             911,742           873,495            826,721
               -----------------------------------------------------------------------------------------------------------------
                         Net interest
                           income                           840,842             862,933           748,574            732,523

                Provision (reversal) for
                 loan losses                                      0             (11,808)           11,808              3,701
               Non-interest income                          110,380              92,866            83,210             74,344
               Non-interest expense                         630,787             615,905           621,198            519,370
               Income tax expense                           133,412             144,946            78,936            115,632
               -----------------------------------------------------------------------------------------------------------------
                         Net earnings                      $187,023             206,756           119,842            168,164
               =================================================================================================================
                Earnings per common share                  $    .23                 .26               N/A                N/A

                Pro forma earnings per
                  common share                                  N/A                 N/A               .15                .21

                                                                     (Continued)

                 FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

                                                 September 30,            June 30,           March 31,          December 31,
Selected Financial Condition Data                   1996                    1996               1996                1995
----------------------------------------------------------------------------------------------------------------------------
Total assets                                    $ 107,256,101           104,968,978         100,533,100        100,590,508
Securities                                         46,911,732            45,671,263          40,685,165         41,978,560
Net loans                                          51,003,105            49,133,631          48,748,853         48,018,499
Deposits                                           81,046,519            79,860,343          82,055,419         83,179,874
Stockholders' equity                               12,322,698            13,917,684          14,457,528         15,100,320

                                                 September 30,            June 30,           March 31,          December 31,
                                                    1995                    1995               1995                1994
----------------------------------------------------------------------------------------------------------------------------
Total assets                                     $ 99,506,827            96,235,753          99,246,186          89,395,094
Securities                                         37,155,093            34,287,886          31,355,686          30,903,256
Net loans                                          48,043,625            47,884,109          47,640,520          47,463,701
Deposits                                           82,060,466            80,151,285          80,403,436          81,652,150
Stockholders' equity                               15,090,602            14,819,239           6,951,842           6,418,540


                        MARKET AND DIVIDEND INFORMATION

Trading in the Common Stock

          The Company's Common Stock is traded on the NASDAQ "SmallCap" market. There are currently 700,566 shares of the Common Stock outstanding and approximately 236 holders of record of the Common Stock (not including shares held in "street name") as of December 12, 1996. The December 12, 1996 closing sale price of the Common Stock as traded on the SmallCap Market was $17.875 per share.

          The following table sets forth certain information as to the range of the high and low bid prices for the Company's Common Stock for the calendar quarters indicated and since the common stock's issuance on April 3, 1995.

                                      High Bid (1)  Low Bid (1)  Dividends Paid
                                      ------------  -----------  --------------
          Fiscal 1995:
            Third Quarter               $12 1/4      $10 1/2       $  --
            Fourth Quarter               13 3/4       11 1/4          --

          Fiscal 1996:
            First Quarter                14 1/2       13 1/4          --
            Second Quarter               14 3/4       13 1/4          --
            Third Quarter                14 1/2       12 3/4          --
            Fourth Quarter               16 1/4       12 1/4          --

          Fiscal 1997:
            First Quarter (through
               12/12/96)                 18           15 3/4

---------------------
(1) Quotations reflect inter-dealer price, without retail mark-up, mark-down or commissions, and may not represent actual transactions.


Dividend Restrictions

         Under OTS regulations, First Federal may not pay dividends on its capital stock if its regulatory capital would thereby be reduced below the amount then required for the liquidation account established for the benefit of certain depositors of First Federal at the time of the Conversion. In addition, savings institution subsidiaries of savings and loan holding companies are required to give the OTS 30 days' prior notice of any proposed declaration of dividends to the holding company.

         OTS regulations impose additional limitations on the payment of dividends and other capital distributions (including stock repurchases and cash mergers) by First Federal. Under these regulations, a savings institution that, immediately prior to, and on a pro forma basis after giving effect to, a proposed capital distribution, has total capital (as defined by OTS regulation) that is equal to or greater than the amount of its capital requirements (a "Tier 1 Association") is generally permitted, without OTS approval, to make capital distributions during a calendar year in the amount equal to the greater of: (i) 75% of its net income for the previous four quarters; or (ii) up to 100% of its net income to date during the calendar year plus an amount that would reduce by one-half the amount by which its capital-to-assets ratio exceeded regulatory requirements at the beginning of the calendar year. A savings institution with total capital in excess of current minimum capital ratio requirements (a "Tier 2 Association") is permitted to make capital distributions without OTS approval of up to 75% of its net income for the previous four quarters, less dividends already paid for such period. A savings institution that fails to meet current minimum capital requirements (a "Tier 3 Association") is prohibited from making any capital distributions without the prior approval of the OTS. A Tier 1 Association that has been notified by the OTS that it is in need of more than normal supervision will be treated as either a Tier 2 or Tier 3 Association. First Federal is a Tier 1 Association. Under the OTS' prompt corrective action regulations, First Federal is also prohibited from making any capital distribution if after making the distribution, First Federal would have: (i) a total risk-based capital ratio of less than 8.0%; (ii) a Tier 1 risk-based capital ratio of less than 4.0%; or
(iii) a leverage ratio of less than 4.0%. The OTS, after consultation with the FDIC, however, may permit an otherwise prohibited stock repurchase if made in connection with the issuance of additional shares in an equivalent amount and the repurchase will reduce the institution's financial obligations or otherwise improve the institution's financial condition.

     Furthermore, earnings of the Bank appropriated to bad debt reserves for federal income tax purposes are not available for payment of cash dividends or other distributions to the Company without payment of taxes at the then current tax rate by First Federal on the amount of earnings removed from the reserves for such distributions. The Company intends to make full use of this favorable tax treatment afforded to First Federal and the Company and does not contemplate use of any post-Conversion earnings of First Federal in a manner which would limit either the Bank's bad debt deduction or create federal tax liabilities.



                               BOARD OF DIRECTORS

Ralph T. Smith                     William R. Belford                     Walter R. Fankhanel
Chairman of the Board of           President and Chief                    Director of the Company
the Company and the Bank           Executive Officer of the               and the Bank
                                   Company and the Bank

Martin R. Sathre                   James R. Sharp                         Dean J. Thompson
Vice Chairman and Director         Director of Company and                Director of the Company
of the Company and the             the Bank                               and the Bank
Bank

                                    EXECUTIVE OFFICERS

Ralph T. Smith                     Martin R. Sathre                       William R. Belford
Chairman of the Board of           Vice Chairman and                      President and Chief
the Company and the Bank           Director of the Company                Executive Officer of
                                   and the Bank                           the Company and the Bank

Dennis M. Vorgert                  Karen Jacobson
Treasurer of the Company           Secretary of the Company
 and the Bank                      and the Bank

                                     OFFICE LOCATIONS

Main Office:                       Branch Offices:
214 5th Street                     22 First Street, NE                    109 Main Street West
Bemidji, Minnesota  56601          Bagley, Minnesota  56621               Baudette, Minnesota 56623


                                   527 Minnesota Avenue                   550 Paul Bunyan Drive, N.W.
                                   Walker, Minnesota  56484               Bemidji, Minnesota 56601



                                    GENERAL INFORMATION

Independent Public Accountants     Annual Meeting                         Annual Report on Form 10-K
KPMG Peat Marwick LLP              The 1997 Annual Meeting of             A copy of the Company's Annual
Certified Public Accountants       Stockholders will be held on           Report on Form 10-KSB for the
Minneapolis, Minnesota             January 21, 1997 at 2:30 p.m. at       fiscal year ended September 30,
                                   the main office, 214 5th Street,       1996 as filed with the Securities
General Counsel                    Bemidji, Minnesota 56601.              and Exchange Commission will
Smith Law Firm                                                            be furnished without charge to
Bemidji, Minnesota  56601          Transfer Agent and Registrar           stockholders as of the record date
                                   Stock Transfer Department              for the 1997 Annual Meeting
Special Counsel                    Norwest Bank, N.A.                     upon written request to Karen
Housley Kantarian                  P.O. Box 119                           Jacobson, 214 5th Street,
& Bronstein, P.C.                  So. St. Paul, Minnesota 55075-9988     Bemidji, Minnesota 56601.
1220 19th Street, N.W. Suite 700
Washington, D.C.  20036




