Form 10KSB40, Exhibit 13
period 1997-09-30
FIRST FEDERAL BANCORP INC
filed 1997-12-23
CIK 813749

                                                                      EXHIBIT 13


                                  [ L O G O ]



                               ANNUAL REPORT FOR

                                 THE YEAR ENDED

                               SEPTEMBER 30, 1997

                   [FIRST FEDERAL BANCORPORATION LETTERHEAD]


                               December 19, 1997


To Our Stockholders:

     It gives me great please to give you our progress and profitability report for First Federal Bancorporation and its principal subsidiary, First Federal Bank. This report represents an exciting and productive year at First Federal detailing our second full year as a public company.

     Total consolidated net earnings for the year ended September 30, 1997 was $708,413. Net income increased 123.83% over 1996 levels primarily due to reduced operating expenses over 1996 levels and increased reliance on fee income. Consolidated stockholders' equity was $11,941,026 at September 30, 1997, \ which represents 10.71% of total assets.

     We are pleased to report the following positive changes during 1997:

     . Our banking subsidiary, First Federal Banking and Savings, FSB, changed its name to First Federal Bank reflecting our continuing effort to provide high quality banking services.

     . As of November 18, 1997, First Federal Bancorporation had completed the repurchase of 22.84% of the original 862,500 shares of common stock. As of November 18, 1997, First Federal Bancorporation had 665,538 shares of common stock outstanding.

     . In addition, on November 18, 1997, First Federal Bancorporation declared a three for two stock split in the form of a 50% stock dividend payable December 18, 1997 to stockholders of record as of December 5, 1997.

     We thank you for your support and pledge our continuing time and energy toward enhancing shareholder value.

                                             Sincerely,

                                             /s/ William R. Belford

                                             William R. Belford
                                             President

                              FINANCIAL HIGHLIGHTS

                                                AT SEPTEMBER 30,          CHANGE
                                            ----------------------  -------------------
                                               1997        1996      AMOUNT    PERCENT
                                            ----------  ----------  ---------  --------
                                                      (DOLLARS IN THOUSANDS)
FINANCIAL POSITION:
 Total assets.............................  $  111,492  $  107,256  $  4,236      3.95%
 Loans receivable, net....................      53,589      51,003     2,586      5.07
 Mortgage-backed and related securities...      19,364      20,749    (1,385)    (6.68)
 Investment securities....................      28,757      25,750     3,007     11.68
 Deposits.................................      83,003      81,047     1,956      2.41
 Stockholders' equity.....................      11,941      12,323      (382)    (3.10)

 Number of common shares outstanding (1)..   1,008,849   1,050,849   (42,000)    (4.00)

                                             FOR THE YEAR ENDED
                                                 SEPTEMBER 30,                 CHANGE
                                            ----------------------       ------------------
                                                  1997        1996       AMOUNT     PERCENT
                                            ----------  ----------       --------   -------
                                                           (DOLLARS IN THOUSANDS)
RESULTS OF OPERATIONS:
 Interest income..........................  $    7,891  $    7,429       $    462      6.22%
 Interest expense.........................       4,457       4,016            441     10.98
 Net interest income......................       3,434       3,413             21      0.62
 Provision for loan losses................          --          --             --        --
 Net interest income after provision
  for loan losses.........................       3,434       3,413             21      0.62
 Non-interest income......................         571         533             38      7.13
 Non-interest expense.....................       2,805       3,414           (609)   (17.84)
 Earnings before cumulative effect
  of accounting change....................       1,200         532            668    125.56
 Net earnings.............................         708         316            392    124.05

_______________________________

(1) Adjusted to retroactively give effect to a 3-for-2 stock split on December 18, 1997.

                         SELECTED FINANCIAL INFORMATION

SUMMARY OF FINANCIAL CONDITION

                                                             AT SEPTEMBER 30,
                                           -----------------------------------------------
                                             1997      1996     1995     1994      1993
                                           --------  --------  -------  -------  ---------
                                                           (DOLLARS IN THOUSANDS)
Total amount of:
 Assets..................................  $111,492  $107,256  $99,507  $87,256    $85,075
 Loans receivable, net...................    53,589    51,003   48,044   46,381     48,947
Investment securities:
 Available for sale......................    28,757    25,750   15,632   13,231         --
 Held to maturity........................        --        --       --    1,669     15,477
Mortgage-backed and related securities:
 Available for sale......................    18,834    19,903   20,417   13,230         --
 Held to maturity........................       530       846    1,106    1,435     11,500
Deposit accounts.........................    83,003    81,047   82,060   79,626     77,513
Advances from FHLB.......................     9,534     6,943       --       --         --
Other borrowings.........................     4,697     4,955    1,000       --         --
Stockholders' equity.....................    11,941    12,323   15,091    6,566      6,553

SUMMARY OF OPERATIONS
                                                        YEAR ENDED SEPTEMBER 30,
                                           -----------------------------------------------
                                               1997      1996     1995     1994       1993
                                           --------  --------  -------  -------    -------
                                                        (DOLLARS IN THOUSANDS)
Interest income..........................  $  7,891  $  7,429  $ 6,732  $ 5,613    $ 6,001
Interest expense.........................     4,457     4,016    3,547    2,841      3,206
                                           --------  --------  -------  -------    -------
Net interest income before
 provision for loan losses...............     3,434     3,413    3,185    2,772      2,795
Provision for loan losses................        --        --        4       16         12
Non-interest income......................       571       533      361      354        358
Non-interest expense.....................     2,805     3,414    2,387    2,163      2,090
                                           --------  --------  -------  -------    -------
Earnings before income tax expense and
 cumulative effect of accounting change..     1,200       532    1,155      947      1,051
Income tax expense.......................       492       216      473      410        391
                                           --------  --------  -------  -------    -------
Earnings before cumulative effect
 of accounting change....................       708       316      682      537        660
Cumulative effect of accounting change...        --        --       --      120         --
                                           --------  --------  -------  -------    -------
Net earnings.............................  $    708  $    316  $   682  $   657    $   660
                                           ========  ========  =======  =======    =======
--------------------------------------------------------------------------------------------------
Per Share Data:
  Net earnings (1).......................  $    .81  $    .28      .33       --         --
  Pro forma net earnings (1).............        --        --      .57       --         --
  Book value (1).........................     11.83     11.73    11.67       --         --

______________________

(1) Adjusted to retroactively give effect to a 3-for-2 stock split on December 18, 1997.

KEY OPERATING RATIOS
                                                      YEAR ENDED SEPTEMBER 30,
                                             -------------------------------------------
                                              1997     1996     1995     1994     1993
                                             -------  -------  -------  -------  -------
Return on assets (net earnings divided
  by average total assets).................    0.65%    0.31%    0.73%    0.77%    0.77%
Return on equity (net earnings
  divided by average equity)...............    5.87     2.31     6.45     9.52    10.61
Tangible-equity-to-assets ratio
  (average equity divided by
  average total assets)....................   11.10    13.25    11.40     8.10     7.21
Interest rate spread.......................    2.94     3.02     3.29     3.26     3.29
Net interest margin (1)....................    3.32     3.51     3.63     3.42     3.41
Non-performing loans to total loans (2)....    0.17     0.41     0.18     0.19     0.83
Non-performing assets to total assets (3)..    0.32     0.38     0.24     0.22     0.52
Allowance for loan losses to total loans...    0.78     0.87     0.99     1.11     1.10
Allowance for loan losses to
  non-performing loans.....................  464.13   214.93   564.37   594.38   135.80
Net charge-offs to average loans...........    0.05     0.08     0.09     0.08     0.15
Non-interest expense to average assets.....    2.58     3.30     2.57     2.54     2.42
Average interest-earning assets to
  average interest-bearing
  liabilities..............................  108.73   111.96   108.27   104.52   103.20

__________________________

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

                      BUSINESS OF THE COMPANY AND THE BANK

FIRST FEDERAL BANCORPORATION

     First Federal Bancorporation (the "Company") was incorporated under the laws of the State of Minnesota in September 1994 at the direction of the Board of Directors of First Federal Banking & Savings, FSB ("First Federal" or the "Bank") for the purpose of serving as a savings and loan holding company of the Bank upon the acquisition of all of the capital stock issued by the Bank upon its conversion from the mutual to the stock form of ownership (the "Conversion"). On April 3, 1995, the Bank completed the Conversion and the Company completed its offering of Common Stock through the sale and issuance of 1,293,750 shares (as adjusted for a 3-for-2 stock split) of Common Stock at a price of $6.67 per share (as adjusted for a 3-for-2 stock split), realizing gross proceeds of $8.63 million and net proceeds of $7.96 million. Since the Conversion, the Company has repurchased 284,901 shares (as adjusted for a 3-for-2 stock split) of its Common Stock, and as of September 30, 1997, there were 1,008,849 shares (as adjusted for a 3-for-2 stock split) of Common Stock issued and outstanding. Prior to the Conversion, the Company did not engage in any material operations. Currently, the Company's principal business is the business of the Bank. The Company has no significant assets other than the outstanding capital stock of the Bank, $433,000 of cash and cash equivalents and $260,000 in securities available for sale, and $603,000 in other assets.

FIRST FEDERAL BANK

     First Federal was originally chartered in 1910 as Beltrami County Savings and Building Association, a state-chartered savings institution, and commenced operations in that same year. First Federal has been a member of the Federal Home Loan Bank ("FHLB") of Des Moines since 1933, and its deposits have been federally insured since 1938. In August 1997, the Bank changed its name to "First Federal Bank." First Federal currently operates as a federally chartered savings bank through its main office located in Bemidji, Minnesota and four branch offices, which are located in Bemidji, Bagley, Baudette and Walker, Minnesota. The Bank's market area is located approximately 200 miles north of Minneapolis, Minnesota.

     First Federal is primarily engaged in the business of attracting deposits from the general public and originating loans secured by first mortgages on owner occupied one- to four-family residences in First Federal's market area. First Federal also originates loans on commercial real estate, multi-family real estate, home equity lines of credit and other consumer loans, and commercial business loans. Due to limited loan demand in its market area, First Federal has invested excess funds in mortgage-backed and related securities and in other investment securities, and during fiscal 1997 continued to be active in originating and purchasing participation interests in commercial real estate loans, and development of consumer loans in the local markets.

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

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     First Federal Bancorporation completed its stock offering on April 3, 1995, upon the conversion of First Federal Banking & Savings, FSB from mutual to stock form, which offering generated net proceeds of $7.96 million. The Company purchased all of the stock of the Bank with a portion of the conversion proceeds. The Bank is primarily engaged in the business of attracting deposits from the general public and originating loans secured by mortgages on owner occupied one- to four-family residences in the Bank's market area. First Federal also originates loans on commercial real estate, multi-family real estate, home equity lines of credit and other consumer loans. In recent years, due to limited loan demand in the Bank's market area, First Federal has invested excess funds in mortgage-backed and related securities and in other investment securities.

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

     The Company's Year 2000 Action Plan was presented to the Board of Directors on September 24, 1997. The Year 2000 Plan includes the following phases: awareness, assessment, upgrading, implementation and testing. The Year 2000 Project Team, currently in the assessment phase, has determined that the main operating system and the teller system must be upgraded or replaced. The Year 2000 Team is evaluating new systems which are Year 2000 compliant. Based upon current findings, the Company has estimated $300,000 for capital expenditures in Fiscal 1998 relating to Year 2000 software and hardware issues. The Year 2000 Plan is scheduled for completion by December 31, 1998 with progress reported to the Board of Directors.

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

     To the extent consistent with its interest rate spread objectives, the Bank attempts to reduce its interest rate risk and has taken a number of steps to restructure its assets and liabilities. First, the Bank sells substantially all long-term fixed-rate one- to four-family residential loans it originates in the secondary mortgage market. Second, the Bank has primarily focused its one- to four-family residential lending program on loans having adjustable interest rates. At September 30, 1997, $20.6 million, or 78.89% of the Bank's one- to four-family residential loans were adjustable-rate loans. Third, the Bank originates adjustable-rate consumer loans, and commercial real estate and multi-family residential real estate loans. At September 30, 1997, $16.71 million, or 57.90% of the Company's loans which were other than one- to four-family residential loans were adjustable-rate loans. Fourth, the Company generally maintains a significant portfolio of investment securities and liquid assets with weighted average remaining maturities of four years or less. At September 30, 1997, the Company had $32.66 million of investment securities and interest bearing deposits in other banks, with a weighted average remaining maturity of less than four years. Fifth, the Company maintains a significant portfolio of collateralized mortgage obligations ("CMOs") and real estate mortgage investment conduits ("REMICS") with expected weighted average lives of five years or less. At September 30, 1997, the Company had $10.80 million of CMOs and REMICS and similar securities with weighted average lives of five years or less. Sixth, the Company also has a portfolio of adjustable-rate mortgage-backed and related securities. At September 30, 1997, the Company had $2.44 million of adjustable-rate mortgage-backed and related securities.

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

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Financial Condition. The Company's total assets increased by $4.23 million, or 3.95%, from $107.26 million at September 30, 1996 to $111.49 million at September 30, 1997. The increase in total assets resulted primarily from an increase in investment securities of $3.01 million, an increase in loans receivable, net of $2.59 million, offset by a decrease in mortgage-backed and related securities of $1.38 million.

     Investment securities and mortgage-backed and related securities totaling $48.12 million at September 30, 1997, consisted of $47.59 million in securities classified as available for sale and $530,000 in securities classified as held to maturity. Loans receivable, net increased $2.59 million as a result of an excess of new loan originations and purchases over repayments and refinances.

     The Company experienced an increase in deposits during fiscal 1997 of $1.96 million, or 2.41%. Repurchase agreements decreased $258,000, or 5.20%, from $4.95 million at September 30, 1996 to $4.70 million at September 30, 1997.

     The Company has made extensive use of the Federal Home Loan Bank Advance program during the twelve months ended September 30, 1997. Federal Home Loan Bank advances have increased from $6.94 million at September 30, 1996 to $9.53 million at September 30, 1997.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED SEPTEMBER 30, 1997 AND SEPTEMBER 30, 1996

     Net Earnings. The Company had net earnings of $708,000 for the year ended September 30, 1997, as compared to $316,000 for the year ended September 30, 1996. As discussed below, the increase in net earnings of $392,000 was primarily the result of a $588,000 charge in the year ended September 30, 1996 for assessments imposed under the Deposit Insurance Fund Act of 1996. Other changes affecting net earnings include an increase in net interest income of $22,000 an increase in non-interest income of $37,000, and a decrease in other non-interest expense of $21,000, offset by an increase in income tax expense of $276,000.

     Net Interest Income. Net interest income remained relatively unchanged, increasing only $22,000, or 0.64%, from $3.41 million for the year ended September 30, 1996 to $3.43 million for the year ended September 30, 1997. Average interest-earning assets increased $6.36 million, or 6.55%, while average interest-bearing liabilities increased $8.43 million, or 9.72%. During this same period, the interest rate spread decreased from 3.02% for the year ended September 30, 1996 to 2.94% for the year ended September 30, 1997.

     Interest Income. Interest income increased by $462,000, or 6.23%, from $7.43 million for the year ended September 30, 1996 to $7.89 million for the year ended September 30, 1997. This increase was due primarily to an increase in the average outstanding balance of interest-earning assets. Total average interest-earning assets increased 6.55% during the year ended September 30, 1997. At the same time the overall yield on interest-earning assets remained relatively unchanged for the same period.

     Interest Expense. Interest expense increased by $441,000, or 10.97%, from $4.02 million for the year ended September 30, 1996 to $4.46 million for the year ended September 30, 1997. This increase was primarily the result of an increase in the average outstanding balances of Federal Home Loan Bank advances and repurchase agreements.

     Provision for Losses on Loans. There were no provisions for losses on loans during either of the past two fiscal years. The Bank will continue to monitor and modify its allowance for losses as conditions dictate. Although the Bank maintains its allowance for losses at a level it considers adequate to provide for probable losses, there can be no assurance that such losses will not exceed the estimated amounts or that additional provisions for loan losses will not be required in future periods.

     Non-interest Income. Total non-interest income increased by $37,000, or 7.00%, from $533,000 for the year ended September 30, 1996 to $571,000 for the year ended September 30, 1997. This increase was related to a $62,000 increase in fees and service charges, a $30,000 increase in gains on sales of securities and foreclosed real estate, and a $55,000 decrease in other income.

     Non-interest Expense. Non-interest expense decreased by $609,000, or 17.84%, from $3.41 million for the year ended September 30, 1996 to $2.80 million for the year ended September 30, 1997. This decrease was primarily the result of a $588,000 charge in the year ended September 30, 1996 for assessments imposed under the Deposit Insurance Fund Act of 1996. This decrease was also due to a $134,000 decrease in federal deposit insurance premiums and an $89,000 decrease in legal and professional fees. These decreases were offset by a $103,000 increase in compensation and employee benefits expense, a $20,000 increase in occupancy expense, a $45,000 increase in advertising expense and a $34,000 increase in other non-interest expenses.

     Income Tax Expense. Income tax expense increased from $216,000 for the year ended September 30, 1996 to $492,000 for the year ended September 30, 1997 due to increased income before income tax expense.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED SEPTEMBER 30, 1996 AND SEPTEMBER 30, 1995

     Net Earnings. The Company had net earnings of $316,000 for the year ended September 30, 1996, as compared to $682,000 for the year ended September 30, 1995. As discussed below, the decrease in net earnings of $366,000 was due to an increase in net interest income of $228,000, an increase in non-interest income of $173,000, offset by an increase in non-interest expense of $1.03 million, and a decrease in income tax expense of $257,000.

     Net Interest Income. Net interest income increased $228,000, or 7.14%, from $3.18 million for the year ended September 30, 1995 to $3.41 million for the year ended September 30, 1996. This increase was primarily due to a net increase in average interest-earning assets over average interest-bearing liabilities, along with a decrease in the interest rate spread from 3.29% for the year ended September 30, 1995 to 3.02% for the year ended September 30, 1996.

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

                                                     At or for the
                                                Year Ended September 30,
                                             ----------------------------
                                                1997      1994     1995
                                             --------  --------  --------
                                               (Dollars in thousands)
Balance at the beginning of the year.......  $ 454      $ 491       $ 529
Provision for losses.......................     --         --           4
Charge-offs................................    (38)       (49)        (49)
Recoveries.................................     11         12           7
                                             -----      -----       -----
    Net charge-offs........................    (27)       (37)        (38)
                                             -----      -----       -----
Balance at end of the year.................  $ 427      $ 454       $ 491
                                             =====      =====       =====

Ratio of net charge-offs to average loans
  outstanding during the period............   0.05%      0.08%       0.09%
                                             =====      =====       =====

Ratio of allowance for loan losses
  to total loans...........................   0.78%     0.87%        0.99%
                                             =====      =====       =====


NON-PERFORMING ASSETS

     Non-performing assets totaled $355,000 at September 30, 1997 compared to $405,000 at September 30, 1996 and $239,000 at September 30, 1995.

     Non-performing assets are summarized in the following table.

                                                       Year Ended September 30,
                                                     ----------------------------
                                                       1997      1996      1995
                                                     --------  --------  --------
                                                         (Dollars in thousands)
Non-performing loans...............................  $    92   $   211   $    87
Foreclosed assets..................................      263       194       152
                                                     -------   -------   -------
    Total non-performing assets....................  $   355   $   405   $   239
                                                     =======   =======   =======

Non-performing assets to total assets..............     0.32%     0.38%     0.24%
                                                     =======   =======   =======

Non-performing assets to total loans...............     0.65%     0.78%     0.18%
                                                     =======   =======   =======

Allowance for loan losses to non-performing loans..   464.13%   214.93%   564.37%
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

                                                                           FOR THE YEAR ENDED SEPTEMBER 30,
                                                          -------------------------------------------------------------------------
                             AT SEPTEMBER 30,1997                        1997                                 1996
                             --------------------         ---------------------------------    ------------------------------------
                                            AVERAGE                                AVERAGE                              AVERAGE
                                             YIELD/        AVERAGE                  YIELD/      AVERAGE                  YIELD/
                              BALANCE         COST         BALANCE      INTEREST     COST       BALANCE    INTEREST       COST
                             ----------     --------      ---------     --------   --------    --------    --------     --------
                                                                         (DOLLARS IN THOUSANDS)
Interest-earning assets:
  Loans receivable.........   $ 53,589          9.05%      $ 51,810      $ 4,694      9.06%    $ 48,954     $4,471        9.13%
  Other marketable
   securities..............     28,757          6.68         27,511        1,815      6.60       20,763      1,339        6.45
  Mortgage-backed and
   related securities......     19,364          6.20         19,820        1,278      6.45       21,676      1,407        6.49
  Short-term investment
   and other interest-
    earning assets.........      3,676          5.75          4,361          104      2.38        5,745        212        3.69
                              --------                     --------      -------               --------      -----
    Total interest-earning
     assets................    105,386          7.77        103,502        7,891      7.62       97,138      7,429        7.65
                                                                         -------                           -------
Non-interest-earning assets      6,106                        5,187                               5,287
                              --------                     --------                            --------
    Total assets...........    111,492                      108,689                             102,425
                              ========                     ========                            ========

Interest-bearing
 liabilities:
  Deposits:
    NOW accounts...........   $ 10,823          1.59       $ 10,707          168      1.57     $  9,945        157        1.58
    Passbook accounts......      8,061          2.00          8,266          165      2.00        8,903        186        2.09
    Money market deposits..      8,955          3.00          9,051          269      2.97        8,782        260        2.96
    Certificate accounts...     55,164          5.82         54,406        3,129      5.75       54,101      3,133        5.79
Borrowings:
  FHLB advances............      9,534          5.75          8,302          480      5.78        2,654        151        5.69
  Repurchase agreements....      4,697          5.59          4,460          246      5.52        2,374        129        5.43
                              --------                     --------      -------               --------    -------
    Total interest-bearing
     liabilities...........     97,234          4.75         95,192        4,457      4.68       86,759      4,016        4.63
                                                                         -------                           -------
 Non interest-bearing
 liabilities...............      2,317                        1,436                               1,235
                              --------                     --------                            --------
    Total liabilities......     99,551                       96,628                              87,994
Stockholders' equity.......     11,941                       12,061                              14,431
                              --------                     --------                            --------
    Total liabilities and
     retained earnings.....   $111,492                     $108,689                            $102,425
                              ========                     ========                            ========
Net interest income........                                              $ 3,434                            $3,413
                                                                         =======                           =======
Interest rate spread.......                     3.02%                                 2.94%                               3.02%
                                                ====                                  ====                                =====
Net interest margin........                     3.39%                                 3.32%                               3.51%
                                                ====                                  ====                                =====
Ratio of average
 interest-earning
  assets to average
   interest-
  bearing liabilities......                   108.38%                               108.73%                             111.96%
                                              ======                                ======                              ======


                              ------------------------------------
                                             1995
                              ------------------------------------
                                                          AVERAGE
                              AVERAGE                      YIELD/
                              BALANCE        INTEREST       COST
                             ----------      --------    ---------
Interest-earning assets:
  Loans receivable.........   $  47,485         4,274        9.00%
  Other marketable
   securities..............      16,222         1,021        6.29
  Mortgage-backed and
   related securities......      17,581         1,156        6.59
  Short-term investment
   and other
    interest-earning assets       6,572           281        4.28
                              ---------       -------
    Total interest-earning
     assets................      87,860         6,732        7.66
                                              -------
Non-interest-earning assets       4,965
                              ---------
    Total assets...........   $  92,825
                              =========

Interest-bearing liabilities:
  Deposits:
    NOW accounts...........   $   9,633           158        1.64
    Passbook accounts......       9,542           234        2.46
    Money market deposits..       8,869           263        2.97
    Certificate accounts...      52,452         2,867        5.47
  Borrowings:
    FHLB advances..........         656            25        3.76
    Repurchase agreements..          --            --          --
                              ---------       -------
       Total interest-bearing
       liabilities.........      81,152         3,547        4.37
                              ---------       -------
Non-interest-bearing
 liabilities...............       1,094
                              ---------
    Total liabilities......      82,246
Stockholders' equity.......      10,579
                              ---------
    Total liabilities and
     retained
      earnings.............   $  92,825
                              =========
Net interest income........                   $ 3,185
                                              =======
Interest rate spread.......                                  3.29%
                                                            ======
Net interest margin........                                  3.63%
                                                            ======
Ratio of average
 interest-earning
  assets to average
   interest-
  bearing liabilities......                                108.27%
                                                           =======

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

                                                                           YEAR ENDED SEPTEMBER 30,
                                           -----------------------------------------------------------------------------------------
                                                1997        VS.       1996                  1996            VS.           1995
                                           --------------------------------------       --------------------------------------------
                                                       INCREASE (DECREASE)                         INCREASE (DECREASE)
                                                           DUE TO                                      DUE TO
                                           --------------------------------------       --------------------------------------------
                                           VOLUME          RATE           TOTAL         VOLUME          RATE                   TOTAL
                                           ------          ----           -----         ------          ----                   -----
                                                                             (IN THOUSANDS)
Interest income:
  Loans receivable.....................    $ 257           $(34)          $ 223         $ 134           $  63                $ 197
  Mortgage-backed and related
    securities.........................     (120)            (9)           (129)          292              26                  318
  Other marketable securities..........      444             32             476           269             (18)                 251
  Other interest-earning assets........      (44)           (64)           (108)          (33)            (36)                 (69)
                                           -----           ----           -----         -----           -----                -----
     Total interest-earning assets.....      537            (75)            462           662              35                  697

Interest expense:
  Deposits:
    NOW accounts.......................       12             (1)             11             5              (6)                  (1)
    Passbook accounts..................      (13)            (8)            (21)          (15)            (33)                 (48)
    Money market accounts..............        8              1               9            (2)             (1)                  (3)
    Certificates.......................       18            (22)             (4)           93             173                  266
  Borrowings:
    FHLB advances......................      327              2             329           107              19                  126
    Repurchase agreements..............      115              2             117           129              --                  129
                                           -----           ----           -----         -----           -----                -----
     Total interest-bearing
       liabilities.....................      467            (26)            441           317             152                  469
                                           -----           ----           -----         -----           -----                -----
Change in net interest income..........    $  70           $(49)          $  21         $ 345           $(117)               $ 228
                                           =====           ====           =====         =====           =====                =====

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

     The primary investing activities of the Company are the origination of one- to four-family loans, the origination of consumer loans and the purchase of securities. During the years ended September 30, 1997, 1996 and 1995, the Bank's loan originations totaled $15.26 million, $14.47 million and $9.13 million, respectively. The Company purchased investment securities and mortgage backed and related securities during the years ended September 30, 1997, 1996 and 1995 of $23.14 million, $23.05 million and $20.18 million, respectively.

     The primary financing activity of the Company is the attraction of deposits. During the year ended September 30, 1997, the Bank experienced a net increase in deposits of $1.96 million. During the year ended September 30, 1996, the Bank experienced a net decrease in deposits of $1.01 million. During the year ended September 30, 1995, the Bank experienced a net increase in deposits of $2.43 million.

     During the year ended September 30, 1997, the Bank has become actively involved in the area of repurchase agreements. Repurchase agreements at September 30, 1997 totaled $4.70 million compared to a total of $4.45 million at September 30, 1996.

     The Bank has the ability to borrow additional funds from the FHLB of Des Moines by pledging additional securities. At September 30, 1997, the Bank had an undrawn borrowing capacity with the FHLB for $16.63 million. At September 30, 1997 the Bank had $9.53 million in advances outstanding with the FHLB.

     The Bank is required to maintain minimum levels of liquid assets as defined by OTS regulations. This requirement, which may be varied by the OTS depending upon economic conditions and deposit flows, is based upon a percentage of deposits and short-term borrowings. The required minimum liquidity ratio is currently 5.0% and the short-term liquidity ratio is 1.0%. The Bank's average daily liquidity ratio for the month of September 1997 was 14.97% and its short-term liquidity for the same month was 4.01%.

     The Company's most liquid assets are cash and cash equivalents, which consist of short-term highly liquid investments with original maturities of less than three months that are readily convertible to known amounts of cash and interest-bearing deposits. The level of these assets is dependent on the Company's operating, financing and investing activities during any given period. At September 30, 1997, 1996 and 1995, cash and cash equivalents totaled $4.60 million, $4.69 million and $10.19 million, respectively.

     The Bank anticipates that it will have sufficient funds available to meet its current commitments. At September 30, 1997, the Bank had commitments to originate/purchase loans of $1.43 million. Certificates of deposit which are scheduled to mature in one year or less at September 30, 1997, totaled $31.40 million. Management believes that a significant portion of such deposits will remain with the Bank.

     At September 30, 1997, the Bank exceeded each of the three regulatory capital requirements.

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

                       CONSOLIDATED FINANCIAL STATEMENTS
                 FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

                                                                       PAGE
Independent Auditors' Report                                             15

Consolidated Statements of Financial Condition                           16
  September 30, 1997 and 1996

Consolidated Statements of Income for the years ended                    17
  September 30, 1997, 1996, and 1995

Consolidated Statements of Stockholders' Equity for the years ended      18
  September 30, 1997, 1996, and 1995

Consolidated Statements of Cash Flows for the years ended                20
  September 30, 1997, 1996, and 1995

Notes to Consolidated Financial Statements                               22

                    [LETTERHEAD OF MCGLADREY & PULLEN, LLP]


                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
First Federal Bancorporation
Bemidji, Minnesota

We have audited the accompanying consolidated statement of financial condition of First Federal Bancorporation and subsidiaries (the Company) as of September 30, 1997, and the related consolidated statements of income, stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of First Federal Bancorporation and subsidiaries for the year ended September 30, 1996 were audited by other auditors whose report, dated October 25, 1996, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1997 consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Federal Bancorporation and subsidiaries as of September 30, 1997, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.


                                                     /s/ McGladery & Pullen, LLP

Duluth, Minnesota
October 24, 1997

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
SEPTEMBER 30, 1997 AND 1996

ASSETS                                                                                1997             1996
----------------------------------------------------------------------------------------------------------------
Cash                                                                             $    1,623,991   $    1,376,853
Interest-bearing deposits with banks                                                  2,975,412        3,308,983
                                                                                 -------------------------------
     CASH AND CASH EQUIVALENTS                                                        4,599,403        4,685,836

Available-for-sale securities                                                        47,591,284       45,653,160

Held-to-maturity securities                                                             529,964          845,605

Loans receivable, less allowance for loan losses
  $427,255 in 1997 and $453,460 in 1996                                              53,588,542       51,003,105
Federal Home Loan Bank stock, at cost                                                   700,500          700,500
Foreclosed real estate, net                                                             263,186          193,823
Accrued Interest receivable                                                             886,263          862,732
Premises and equipment, net                                                           1,894,958        1,944,754
Other assets                                                                          1,437,938        1,366,586
                                                                                 -------------------------------
                                                                                 $  111,492,038   $  107,256,101
                                                                                 ===============================

LIABILITIES AND STOCKHOLDERS' EQUITY
 Deposits                                                                        $   83,003,312   $   81,046,519
 Repurchase agreements                                                                4,696,904        4,954,620
 Federal Home Loan Bank advances                                                      9,534,298        6,943,258
 Advance payments by borrowers for taxes and insurance                                  163,876          156,730
 Accrued interest payable                                                               594,920          587,779
 Accrued expenses and other liabilities                                               1,557,702        1,244,497
                                                                                 -------------------------------
     TOTAL LIABILITIES                                                               99,551,012       94,933,403
                                                                                 -------------------------------

Commitments and Contingencies

Stockholders' Equity
 Serial preferred stock ($.01 par value); authorized
   1,000,000 shares; issued and outstanding none                                              -                -
 Common stock ($.01 par value); authorized 4,000,000 shares;
   issued 1,008,849 and 1,050,849 shares in 1997 and 1996                                 6,726            7,006
 Additional paid-in capital                                                           6,109,390        6,372,253
 Retained earnings, subject to certain restrictions                                   8,015,142        7,558,604
 Unrealized loss on securities available for sale, net                                  (14,515)        (150,979)
 Unearned employee stock ownership plan shares                                         (483,000)        (552,000)
 Unearned management recognition plan shares                                           (283,331)        (377,775)
 Treasury stock, at cost, 129,117 and 54,845 shares in 1997
   and 1996                                                                          (1,409,386)        (534,411)
                                                                                 -------------------------------
     TOTAL STOCKHOLDERS' EQUITY                                                      11,941,026       12,322,698
                                                                                 -------------------------------
                                                                                 $  111,492,038   $  107,256,101
                                                                                 ===============================

See Notes to Consolidated Financial Statements.

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED SEPTEMBER 30, 1997 AND 1996

                                                                                  1997          1996
---------------------------------------------------------------------------------------------------------
Interest Income
  Loans receivable                                                             $  4,694,386  $  4,470,858
  Mortgage-backed and related securities                                          1,277,792     1,406,698
  Other marketable securities                                                     1,814,440     1,339,367
  Interest-bearing deposits with banks                                               55,399       161,052
  Dividends                                                                          49,001        50,561
                                                                               --------------------------
                                                                                  7,891,018     7,428,536
                                                                               --------------------------
Interest Expense
  Deposits                                                                        3,731,004     3,736,423
  Borrowings                                                                        725,840       279,768
                                                                               --------------------------
                                                                                  4,456,844     4,016,191
                                                                               --------------------------
     NET INTEREST INCOME                                                          3,434,174     3,412,345

Provision for Loan Losses                                                                 -             -
                                                                               --------------------------
     NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES                          3,434,174     3,412,345
                                                                               --------------------------

Noninterest Income
  Fees and service charges                                                          471,979       409,631
  Gain on sales of securities                                                        27,095         5,350
  Gain on sales of foreclosed real estate                                            13,485         5,643
  Other income                                                                       58,122       112,722
                                                                               --------------------------
                                                                                    570,681       533,346
                                                                               --------------------------
Noninterest Expense
  Compensation and employee benefits                                              1,526,983     1,423,486
  Occupancy                                                                         517,737       498,075
  Federal deposit insurance premiums                                                 85,256       220,710
  SAIF assessment                                                                         -       588,444
  Data processing                                                                    74,823        70,161
  Advertising                                                                       138,221        93,535
  Other expenses                                                                    461,529       519,133
                                                                               --------------------------
                                                                                  2,804,549     3,413,544
                                                                               --------------------------

     INCOME BEFORE INCOME TAX EXPENSE                                             1,200,306       532,147

Income Tax Expense                                                                  491,893       215,647
                                                                               --------------------------
       NET INCOME                                                              $    708,413  $    316,500
                                                                               ==========================

Earnings per Common Share                                                      $       0.81  $       0.28
                                                                               ==========================

Weighted Average Number of Shares Outstanding                                       875,925     1,119,029
                                                                               ==========================


See Notes to Consolidated Financial Statements.

                       Unrealized              Unearned
                         Loss On               Employee                Unearned
                       Securities                Stock               Management
     Retained          Available               Ownership             Recognition            Treasury
     Earnings         For Sale, Net           Plan Shares            Plan Shares              Stock              Total
------------------------------------------------------------------------------------------------------------------------------------

$      7,892,170    $    (154,087)       $    (621,000)          $             -     $             -        $   15,090,602

         316,500                -                    -                         -                   -               316,500

               -            3,108                    -                         -                   -                 3,108
               -                -                    -                         -          (1,008,341)           (1,008,341)
        (650,066)               -                    -                         -                   -            (2,269,406)
               -                -                    -                  (472,219)            473,930                     -
               -                -                    -                    94,444                   -                94,444
               -                -               69,000                         -                   -                95,791
------------------------------------------------------------------------------------------------------------------------------------


       7,558,604         (150,979)            (552,000)                 (377,775)           (534,411)           12,322,698

         708,413                -                    -                         -                   -               708,413

               -          136,464                    -                         -                   -               136,464
               -                -                    -                         -            (877,383)             (877,383)
               -                -                    -                         -               2,408                 2,354
        (251,875)               -                    -                         -                   -              (531,875)
               -                -                    -                    94,444                   -                94,444
               -                -               69,000                         -                   -                85,911
------------------------------------------------------------------------------------------------------------------------------------

$      8,015,142    $     (14,515)       $    (483,000)          $      (283,331)    $    (1,409,386)       $   11,941,026
====================================================================================================================================


                       Unrealized              Unearned
                         Loss On               Employee                Unearned
                       Securities                Stock                Management
     Retained          Available               Ownership             Recognition            Treasury
     Earnings         For Sale, Net           Plan Shares            Plan Shares              Stock              Total
------------------------------------------------------------------------------------------------------------------------------------
$      7,892,170    $    (154,087)       $    (621,000)          $             -     $             -        $   15,090,602

         316,500                -                    -                         -                   -               316,500

               -            3,108                    -                         -                   -                 3,108
               -                -                    -                         -          (1,008,341)           (1,008,341)
        (650,066)               -                    -                         -                   -            (2,269,406)
               -                -                    -                  (472,219)            473,930                     -
               -                -                    -                    94,444                   -                94,444
               -                -               69,000                         -                   -                95,791
------------------------------------------------------------------------------------------------------------------------------------


       7,558,604         (150,979)            (552,000)                 (377,775)           (534,411)           12,322,698

         708,413                -                    -                         -                   -               708,413

               -          136,464                    -                         -                   -               136,464
               -                -                    -                         -            (877,383)             (877,383)
               -                -                    -                         -               2,408                 2,354
        (251,875)               -                    -                         -                   -              (531,875)
               -                -                    -                    94,444                   -                94,444
               -                -               69,000                         -                   -                85,911
------------------------------------------------------------------------------------------------------------------------------------

$      8,015,142    $     (14,515)       $    (483,000)          $      (283,331)    $    (1,409,386)       $   11,941,026
====================================================================================================================================

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED SEPTEMBER 30, 1997 AND 1996

                                                                                     1997                  1996
-------------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
  Net income                                                                     $     708,413        $     316,500
  Adjustments to reconcile net income to net cash
     provided by operating activities:
     Depreciation and amortization                                                     268,084              281,862
     Amortization of premium and discount, net                                         (10,004)               6,404
     Increase in accrued interest receivable                                           (23,531)            (211,743)
     Increase in accrued interest payable                                                7,141               62,715
     Gain on sales of securities and foreclosed real estate                            (40,579)             (10,993)
     (Increase) decrease in other assets                                                60,025             (438,209)
     Increase in accrued expenses and other liabilities                                158,816              535,488
     Earned ESOP shares priced above original cost                                      62,100               26,791
     Decrease in unearned ESOP shares                                                   69,000               69,000
     Decrease in unamortized restricted stock                                           94,444               94,444
     Other, net                                                                              -               (2,495)
                                                                                 ----------------------------------
          NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES                            1,353,909              729,764
                                                                                 ----------------------------------

Cash Flows from Investing Activities
  Net increase in loans receivable                                                  (2,585,437)          (2,959,480)
  Purchase of securities available for sale                                        (23,285,455)         (23,046,489)
  Purchase of premises and equipment                                                  (218,288)            (109,759)
  Proceeds from maturities and sale of securities                                   17,683,792            9,263,609
  Principal payments on mortgage-backed
    and related securities available for sale                                        4,038,810            3,761,386
  Principal payments on mortgage-backed
    and related securities held to maturity                                            105,240              261,908
  Net increase in foreclosed real estate                                               (69,363)             (41,749)
                                                                                 ----------------------------------
          NET CASH FLOWS USED BY INVESTING ACTIVITIES                               (4,330,701)         (12,870,574)
                                                                                 ----------------------------------

Cash Flows from Financing Activities
  Net increase (decrease) in deposits                                                1,956,793           (1,013,947)
  Increase in advance payments by borrowers
    for taxes and insurance                                                              7,146               34,644
  Net increase (decrease) in repurchase agreements                                    (257,716)           3,954,620
  Net increase in FHLB advances                                                      2,591,040            6,943,258
  Purchase of treasury stock                                                          (877,383)          (1,008,341)
  Proceeds from exercise of stock options                                                2,354                    -
  Purchase and retirement of common stock                                             (531,875)          (2,269,406)
                                                                                 ----------------------------------
          NET CASH FLOWS PROVIDED BY FINANCING ACTIVITIES                            2,890,359            6,640,828
                                                                                 ----------------------------------

          NET DECREASE IN CASH AND CASH EQUIVALENTS                                    (86,433)          (5,499,982)

Cash and cash equivalents:
  Beginning of year                                                                  4,685,836           10,185,818
                                                                                 ----------------------------------
  End of year                                                                    $   4,599,403        $   4,685,836
                                                                                 ----------------------------------

                                  (Continued)

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED SEPTEMBER 30, 1997 AND 1996

                                                                                     1997                 1996
-------------------------------------------------------------------------------------------------------------------
Supplemental Disclosures of Cash Flow Information

  Cash paid during the year for:
     Interest                                                                    $   4,449,702        $   3,953,476
                                                                                 ==================================
     Income taxes                                                                $     239,000        $     487,076
                                                                                 ==================================

Supplemental Schedule of  Noncash Investing and
  Financing Activities
  Net change in unrealized gain (loss) on securities
     available for sale                                                          $     231,297        $       4,902
                                                                                 ==================================

  Real estate acquired in settlement of loan                                     $     120,514        $      50,756
                                                                                 ==================================

See Notes to Financial Statements.

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 1.   DESCRIPTION OF THE BUSINESS

First Federal Bancorporation (the Company) was incorporated under the laws of the State of Minnesota for the purpose of becoming the savings and loan holding company of First Federal Bank (the Bank) in connection with the Bank's conversion from a federally chartered mutual savings bank to a federally chartered stock savings bank. The Company commenced on September 23, 1994, a Subscription and Community Offering of its stock in connection with the conversion of the Bank (the Offering). The Offering was closed on March 31, 1995 and the conversion was consummated on April 3, 1995.

The consolidated financial statements included herein are for the Company, the Bank, and the Bank's wholly-owned subsidiary, First Federal Service Corporation. All significant intercompany accounts and transactions have been eliminated in consolidation.

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of the Company and its subsidiaries conform to generally accepted accounting principles and to general practice within the savings and loan industry. The following is a description of the more significant of those policies that the Company follows in preparing and presenting its consolidated financial statements.

MATERIAL ESTIMATES: In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statement of financial condition and revenues and expenses for the period. Actual results could differ significantly from those estimates. A material estimate that is particularly susceptible to significant change in the near-term relates to the determination of the allowance for loan losses.

Management believes that the allowance for loan losses is adequate. While management used available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses. Such agencies may require additions to the allowance based on their judgement about information available to them at the time of their examination.

SECURITIES: The Company accounts for debt and marketable equity securities in accordance with Financial Accounting Standards Board Statement No. 115. This statement requires that management determine the appropriate classification of securities at the date of adoption and thereafter as each individual security is acquired. In addition, the appropriateness of such classification is reassessed at each balance sheet date. The classifications and related accounting policies are as follows:

AVAILABLE-FOR-SALE SECURITIES:  Securities classified as available-for-sale
(AFS) are debt securities that the Company intends to hold for an indefinite period of time, but not necessarily to maturity. Any decision to sell an AFS security would be based on factors including movements in interest rates, changes in the maturity mix of the Company's assets and liabilities, liquidity needs, regulatory capital considerations, and similar factors. AFS Securities are carried at fair value. Unrealized gains or losses, net of the related deferred tax effect, are reported as increases or decreases in stockholders' equity. Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in earnings.

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

HELD-TO-MATURITY SECURITIES: Securities classified as held to maturity are carried at amortized cost unless a decline in market value is determined to be other than a temporary decline, when a loss in the value of the investment would be recognized. Gains and losses on sales of securities are recognized at the time of sale and are calculated based on the specific identification method. Premiums and discounts are amortized using the interest method over the term of the securities.

LOANS RECEIVABLE: Loans are stated at the amount of unpaid principal, reduced by an allowance for loan losses.

Discounts and premiums on loans originated or purchased are amortized to income using the interest method over the estimated average loan life.

The allowance for loan losses is maintained at an amount considered adequate to provide for probable losses. The allowance for loan losses is based on periodic analysis of the loan portfolio by management. In this analysis management considers factors including, but not limited to, specific occurrences, general economic conditions, loan portfolio composition, and historical experience. Loans are charged against the allowance for loan losses when management believes that collectibility of the principal is unlikely.

Loan origination and commitment fees and certain direct loan origination costs are deferred and amortized over the life of the related loans using the interest method.

The Company defines a loan as impaired when it is probable it will be unable to collect principal and interest payments due in accordance with the terms of the loan agreement. Impaired loans that have been separately identified for evaluation are measured based on the present value of expected future cash flows or, alternatively, the observable market price of the loans or the fair value of the collateral. However, for those loans that are collateral dependent (that is, if repayment of those loans is expected to be provided solely by the underlying collateral) and for which management has determined foreclosure is probable, the measure of impairment of those loans is to be based on the fair value of the collateral.

Interest on loans is recognized over the terms of the loans and is calculated using the simple interest method on principal amounts outstanding. Accrual of interest is generally stopped when a loan is greater than three months past due. Interest on these loans is recognized only when actually paid by the borrower if collection of the principal is likely to occur. Accrual of interest is generally resumed when the customer is current on all principal and interest payments and has been paying on a timely basis for a period of time.

FORECLOSED REAL ESTATE: Real estate acquired in the settlement of loans is carried at the lower of the unpaid loan balance plus settlement costs or estimated fair market value less selling costs at the time of foreclosure. The carrying value of individual properties is periodically evaluated and reduced to the extent cost exceeds estimated fair value less selling costs. Costs of developing and improving such properties are capitalized. Expenses related to holding such real estate, net of rental and other income, are charged against income as incurred.

PREMISES AND EQUIPMENT: Land is carried at cost. Office buildings, improvements, furniture, and equipment are carried at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of 20 to 40 years for office buildings and improvements and 3 to 10 years for furniture and equipment.

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

INCOME TAXES: Deferred taxes are provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences, operating loss or tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets and liabilities are adjusted for the effects of changes in tax rates on the date of enactment.

CASH EQUIVALENTS AND CASH FLOWS: Cash equivalents primarily represent amounts on deposit at other financial institutions and highly liquid financial instruments with original maturities at the date of purchase of three months or less. Cash flows from loans, deposits, short-term borrowings and FHLB advances are reported net.

EARNINGS PER SHARE: Earnings per share are based upon the weighted average number of common shares and common stock equivalents, if dilutive, outstanding during the period. The only common stock equivalents are stock options. The weighted average number of common stock equivalents is calculated using the treasury stock method. The weighted average number of common shares outstanding during the years ended September 30, 1997 and 1996 have been retroactively adjusted to give effect to a 3-for-2 stock split on December 18, 1997.

RECLASSIFICATIONS: Certain prior year amounts have been reclassified to conform with the 1997 presentation. These reclassifications had no effect on net income or stockholders' equity.

NEW ACCOUNTING STANDARDS: The Financial Accounting Standards Board (FASB) has issued SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities and SFAS No. 127 Deferral of the Effective Date of Certain Provisions of Statement No. 125. SFAS 125 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishment of liabilities based on control of the underlying financial assets. The provisions of SFAS 125 including those applicable to the servicing of financial assets were effective as of January 1, 1997. The impact of these provisions on the consolidated financial statements was not material. Other provisions of SFAS 125, including those applicable to transfers of financial assets and extinguishment of liabilities, are effective as of January 1, 1999. The impact of these provisions on the consolidated financial statements is not expected to be material.

SFAS No. 128, Earnings per Share was issued in February 1997. Effective for First Federal Bancorporation and Subsidiaries as of December 31, 1997, SFAS 128 replaces the primary earnings per share (EPS) disclosures with basic and diluted EPS disclosures to simplify the calculation and improve international comparability. Statement 128 requires the presentation of earnings per share by all entities that have common stock or potential common stock, such as options, warrants, and convertible securities, outstanding that trade in a public market. Those entities that have only common stock outstanding are required to present basic EPS amounts. All other entities are required to present basic and diluted EPS amounts. Diluted EPS amounts assume the conversion, exercise or issuance of all potential common stock instruments unless the effect is to reduce a loss or increase the income per common share from continuing operations. All entities required to present per-share amounts must initially apply Statement 128 for annual and interim periods ending after December 15, 1997. Earlier application is not permitted. The adoption of this standard is not expected to affect the historical trends in reported earnings per share.

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

In June 1997 the FASB issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income (SFAS 130). SFAS 130 requires that all items that are components of comprehensive income (defined as "the change in equity (net assets) of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners"), be reported in a financial statement that is displayed with the same prominence as other financial statements. Companies will be required to (a) classify items of other comprehensive income by its nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. SFAS 130 is effective for fiscal years beginning after December 13, 1997 and requires reclassification of prior periods presented. SFAS 130's requirements are disclosure-related and its implementation will have no impact on the Company's financial condition or results of operations.

NOTE 3      SECURITIES AVAILABLE FOR SALE

Summaries of securities available for sale at September 30, 1997 and 1996 are presented below:

                                                               1997
                                    ----------------------------------------------------------
                                                      Gross        Gross
                                      Amortized     Unrealized   Unrealized
                                        Cost          Gains        Losses        Fair Value
----------------------------------------------------------------------------------------------
Mortgage-backed securities          $  8,231,891   $    63,058   $   68,928   $    8,226,021
Collateralized mortgage
   obligations and REMICS             10,594,632        46,036       32,396       10,608,272
                                    ----------------------------------------------------------
       Total mortgage-backed
         and related securities       18,826,523       109,094      101,324       18,834,293
                                    ----------------------------------------------------------

Other Marketable Securities
   U.S. government and agency
     securities                       21,642,268        40,886       24,203       21,658,951
   Corporate bonds and notes           5,641,451        39,521       59,045        5,621,927
   Municipal bonds                       497,830         2,532           -           500,362
   Mutual funds                        1,007,812         2,689       34,750          975,751
                                    ----------------------------------------------------------
       Total other marketable
         securities                   28,789,361        85,628      117,998       28,756,991
                                    ----------------------------------------------------------
                                    $ 47,615,884   $   194,722   $  219,322   $   47,591,284
                                    ==========================================================

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                                                               1996
                                    ----------------------------------------------------------
                                                      Gross        Gross
                                      Amortized     Unrealized   Unrealized
                                        Cost          Gains        Losses        Fair Value
----------------------------------------------------------------------------------------------
Mortgage-backed securities          $  9,151,506   $    35,792   $  183,120     $  9,004,178
Collateralized mortgage
   obligations and REMICS             10,976,862        28,500      106,157       10,899,205
                                    ----------------------------------------------------------
       Total mortgage-backed
         and related securities       20,128,368        64,292      289,277       19,903,383
                                    ----------------------------------------------------------

Other Marketable Securities
   U.S. government and agency
     securities                       16,389,327         8,122      223,844       16,173,605
   Corporate bonds and notes           7,461,252        31,822       85,601        7,407,473
   Municipal bonds                       497,815         4,685        4,089          498,411
   Mutual funds                        1,432,295       286,874       48,881        1,670,288
                                    ----------------------------------------------------------
       Total other marketable
         securities                   25,780,689       331,503      362,415       25,749,777
                                    ----------------------------------------------------------
                                    $ 45,909,057   $   395,795   $  651,692     $ 45,653,160
                                    ==========================================================

The amortized cost and fair value of other marketable securities available for sale at September 30, 1997 by contractual maturity, is shown below. Expected maturities may differ from contractual maturities because obligors may have the right to call or prepay obligations with or without call or prepayment penalties:

                                                                              1997
                                                                 -----------------------------
                                                                    Amortized
                                                                       Cost        Fair Value
----------------------------------------------------------------------------------------------
Due in one year or less                                          $   3,055,501   $   3,051,781
Due after one year through five years                               13,092,650      13,088,960
Due after five years through ten years                              10,645,568      10,651,124
Due after ten years                                                    987,830         989,375
Mutual funds with no stated maturity                                 1,007,812         975,751
                                                                 -----------------------------
                                                                 $  28,789,361   $  28,756,991
                                                                 =============================

Proceeds from maturities and sales of securities available for sale during 1997 were $16,079,246 and $1,394,679, respectively, resulting in gross gains of $27,095. Proceeds from maturities and sales of securities available for sale during 1996 were $6,828,824 and $2,434,785, respectively, resulting in gross gains of $7,537 and gross losses of $2,187.

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 4.     SECURITIES HELD TO MATURITY

Summaries of securities held to maturity at September 30, 1997 and 1996 are presented below:

                                                               1997
                                    ----------------------------------------------------------
                                                      Gross        Gross
                                      Amortized     Unrealized   Unrealized
                                        Cost          Gains        Losses        Fair Value
----------------------------------------------------------------------------------------------
Mortgage-backed securities          $    337,697   $     4,080   $      961   $      340,816
Collateralized mortgage
   obligations and REMICS                192,267         5,371        2,941          194,697
                                    ----------------------------------------------------------
       Total mortgage-backed
         and related securities     $    529,964   $     9,451   $    3,902   $      535,513
                                    ==========================================================

                                                               1996
                                    ----------------------------------------------------------
                                                      Gross        Gross
                                      Amortized     Unrealized   Unrealized
                                        Cost          Gains        Losses        Fair Value
----------------------------------------------------------------------------------------------
Mortgage-backed securities          $    635,388   $    10,009   $    2,722   $      642,675
Collateralized mortgage
   obligations and REMICS                210,217         3,022        3,802          209,437
                                    ----------------------------------------------------------
       Total mortgage-backed
         and related securities     $    845,605   $    13,031   $    6,524   $      852,112
                                    ==========================================================

NOTE 5.     LOANS RECEIVABLE

Loans receivable consisted of the following:

                                                                         September 30,
                                                               -------------------------------
                                                                     1997           1996
----------------------------------------------------------------------------------------------
One-to-four family residential loans                           $  26,110,935   $  26,294,685
Commercial real estate and multifamily residential loans          14,205,942      12,904,658
Consumer loans                                                    13,497,780      10,686,848
Commercial business loans                                          1,155,636       2,141,805
                                                               -------------------------------
                                                                  54,970,293      52,027,996
Less:
   Loans in process                                                1,024,505         627,273
   Deferred fees and discounts (premiums)                            (70,009)        (55,842)
   Allowance for loan losses                                         427,255         453,460
                                                               -------------------------------
                                                               $  53,588,542   $  51,003,105
                                                               ===============================

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

The amount and the effect of impaired loans on the financial condition at September 30, 1997 and 1996, or to the results of operations for the years then ended was not significant.

The aggregate amount of loans to directors and executive officers was $185,344, and $135,423 at September 30, 1997 and 1996, respectively. Activity with respect to these loans during fiscal 1997 included net increases of $49,921. Activity with respect to these loans during fiscal 1996 included net decreases of $27,633. In the opinion of management, such loans were made in the ordinary course of business on normal credit terms, including interest rate and collateralization, and do not represent more than normal risk of collection.

The Bank grants residential and commercial real estate loans and consumer loans primarily to customers in northern Minnesota. Although the Bank has a diversified loan portfolio, a substantial portion of its debtors' abilities to honor their loans are dependent upon the local economy in northern Minnesota.

At September 30, 1997 and 1996 the Bank was servicing real estate loans for others with aggregate unpaid principal balances of approximately $164,001 and $192,474, respectively.


NOTE 6.   ALLOWANCE FOR LOANS RECEIVABLE

                                                         September 30,
                                                  --------------------------
                                                       1997          1996
----------------------------------------------------------------------------
Balance, beginning                                  $  453,460   $  491,382
  Provision for losses                                       -            -
  Charge-offs                                          (37,952)     (49,801)
  Recoveries                                            11,747       11,879
                                                  --------------------------
Balance, ending                                     $  427,255   $  453,460
                                                  ==========================



NOTE 7.  FORECLOSED REAL ESTATE

Foreclosed real estate consisted of the following:

                                                           September 30,
                                                  --------------------------
                                                         1997        1996
----------------------------------------------------------------------------
Real estate acquired through foreclosure or deed
  in lieu of foreclosure                            $  173,500   $  189,077
Real estate in judgement (subject to redemption)        89,836       38,950
                                                  --------------------------
                                                       263,336      228,027
Less allowance for losses                                  150       34,204
                                                  --------------------------
                                                    $  263,186   $  193,823
                                                  ==========================

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


NOTE 8.  ACCRUED INTEREST RECEIVABLE

Accrued interest receivable is summarized as follows:

                                                             September 30,
                                                    --------------------------
                                                           1997        1996
------------------------------------------------------------------------------
Mortgage-backed and related securities                $   58,635  $   59,218
Other marketable securities                              450,840     453,891
Loans receivable                                         376,788     349,623
                                                    --------------------------
                                                      $  886,263  $  862,732
                                                    ==========================


NOTE 9.  PREMISES AND EQUIPMENT

Premises and equipment consisted of the following:


                                                          September 30,
                                                   ---------------------------
                                                        1997          1996
------------------------------------------------------------------------------
Land and improvements                               $    222,667  $  222,667
Office buildings                                       1,568,633   1,561,513
Furniture and equipment                                1,498,920   1,752,722
Leasehold improvements                                   187,931     170,965
Automobile                                                27,519      27,519
                                                ------------------------------
                                                       3,505,670   3,735,386
Less accumulated depreciation and amortization         1,610,712   1,790,632
                                                ------------------------------
                                                    $  1,894,958  $1,944,754
                                                ==============================

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 10.  DEPOSITS

Deposits consisted of the following:

                                      1997                                      1996
                    ------------------------------------------ --------------------------------------
                       Weighted                                  Weighted
                       Average                  Percentage of    Average                Percent of
                         Rate          Amount      Total          Rate         Amount      Total
-----------------------------------------------------------------------------------------------------
Noninterest NOW             -  %   $  2,389,046     2.88  %          -  %  $  2,366,924    2.92  %
NOW                      2.04         8,434,507    10.16          2.05        8,150,951   10.06
Passbook                 2.00         8,060,598     9.71          2.00        8,539,868   10.54
Money Market             3.00         8,955,038    10.79          3.00        8,757,336   10.81
                     ----------------------------------------   ------------------------------------
                         2.16        27,839,189    33.54          2.16       27,815,079   34.32
                     ----------------------------------------   ------------------------------------

Certificates
  2-2.99%                2.50             2,577     0.00          2.43            3,693       -
  3-3.99%                   -                -      0.00          3.90            1,603       -
  4-4.99%                4.85         2,043,581     2.46          4.73        3,459,019    4.27
  5-5.99%                5.50        32,902,086    39.64          5.44       31,198,668   38.49
  6-6.99%                6.32        17,684,171    21.31          6.41       16,015,025   19.76
  7-7.99%                7.18         2,531,708     3.05          7.19        2,553,432    3.15
                     ----------------------------------------   ------------------------------------
                         5.82        55,164,123    66.46          5.77       53,231,440   65.68
                     ----------------------------------------   ------------------------------------
                         4.59  %   $ 83,003,312   100.00  %       4.53%   $  81,046,519  100.00  %
                     ========================================   ====================================


At September 30, 1997 and 1996 the Bank had $9,321,981 and $8,196,119,
respectively of deposit accounts with balances of $100,000 or more. The Bank did not have any brokered deposits at September 30, 1997 or 1996.

Certificates had the following remaining maturities:

                                                         September 30,
                               ----------------------------------------------------------------
                                                1997                         1996
                               ----------------------------------------------------------------
                                                     Weighted                       Weighted
                                                     Average                         Average
                                     Amount           Rate           Amount           Rate
-----------------------------------------------------------------------------------------------
0-6 months                      $    18,832,046      5.53%       $   19,776,416        5.46%
7-12 months                          12,570,464      5.68             9,881,489        5.65
13-36 months                         18,342,053      6.09            17,621,005        5.94
Over 36 months                        5,419,560      6.19             5,952,530        6.49
                              -----------------                 ---------------
                                $    55,164,123      5.82%        $  53,231,440        5.77%
                              =================                 ===============

Mortgage backed securities with a fair value of $8,045,506 and $7,475,855 at September 30, 1997 and 1996, respectively, were pledged as collateral for certain deposits.

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

Interest expense on deposits is summarized as follows:

                                                         1997           1996
--------------------------------------------------------------------------------
NOW                                               $    168,280   $    156,807
Passbook                                               164,632        186,057
Money Market                                           269,324        260,403
Certificates                                         3,128,768      3,133,156
                                                 -------------------------------
                                                  $  3,731,004   $  3,736,423
                                                 ===============================

NOTE 11.  INCOME TAXES

Federal and state income tax expense (benefit) is as follows:

                                                         1997          1996
--------------------------------------------------------------------------------
Current
 Federal                                            $  273,361    $   408,257
 State                                                  27,708        136,086
                                                   -----------------------------
                                                       301,069        544,343
                                                   -----------------------------
Deferred
 Federal                                               143,118       (246,522)
 State                                                  47,706        (82,174)
                                                   -----------------------------
                                                       190,824       (328,696)
                                                   -----------------------------
                                                    $  491,893    $   215,647
                                                   =============================

The actual effective tax rate differs from the "expected" income tax rate, computed at the statutory federal corporate tax rate, as follows:

                                                       Year Ended September 30,
                                                    ----------------------------
                                                        1997             1996
--------------------------------------------------------------------------------
Statutory federal rate                                  34.0%           34.00%
State tax, net of federal benefit                        6.3              6.7
Other                                                    0.7             (0.2)
                                                    ----------------------------
                                                        41.0%            40.5%
                                                    ============================

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities are as follows at September 30:

                                                               1997        1996
----------------------------------------------------------------------------------
Deferred Tax Assets
  Allowance for loan losses                                $  148,382  $  172,768
  Deferred compensation                                       265,313     207,810
  Deferred loan fees                                           31,504      25,206
  Unrealized loss on securities available for sale             11,043     102,639
  SAIF assessment                                                  -      238,143
  Other                                                        12,407       8,651
                                                         -------------------------
    Total gross deferred tax assets                           468,649     755,217
                                                         -------------------------

Deferred Tax Liabilities
  Premises and equipment                                      133,647     152,741
  FHLB stock                                                  102,632     102,632
  Accrued real estate taxes                                    25,313      25,313
  Prepaid insurance                                             5,278      19,471
                                                         -------------------------
    Total deferred tax liabilities                            266,870     300,157
                                                         -------------------------
    Net deferred tax assets                                $  201,779  $  455,060
                                                         =========================



No valuation allowance was required as of September 30, 1997 and 1996.

In prior years the Company was permitted to deduct an annual addition to a reserve for bad debts. Bad debt deductions for income tax purposes are included in taxable income of later years only if the bad debt reserves are used for purposes other than to absorb bad debt losses. Because the Bank does not intend to use the reserve for purposes other than to absorb losses, no deferred income taxes have been provided. Retained earnings at September 30, 1997 include approximately $2,860,000 for which no deferred taxes have been provided.

NOTE 12.  SHORT-TERM BORROWINGS

Repurchase agreements consist of sales of securities under agreements to repurchase the identical securities. The agreements generally mature within 180 days and bear a weighted average interest rate of approximately 5.6% and 5.5% at September 30, 1997 and 1996, respectively. The agreements are treated as financings with the obligations to repurchase securities reflected as a liability and the dollar amount of the securities collateralizing the agreements remaining in the asset accounts. The securities collateralizing the agreements are in safekeeping at the Federal Home Loan Bank of Des Moines in the Bank's account. At September 30, 1997, the agreements were collateralized by securities totaling approximately $7,544,732.

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
________________________________________________________________________________

Advances from the Federal Home Loan Bank (FHLB) of Des Moines as of September 30, 1997 are summarized as follows:

Year Due                                     Average Rate             Amount
--------------------------------------------------------------------------------
1997                                               5.68 %        $  4,958,000
1998                                               5.81             2,500,000
1999                                               6.10             1,000,000
2000                                               5.51             1,000,000
2001                                               6.24                76,298
                                             -----------------------------------
                                                   5.75 %        $  9,534,298
                                             ===================================

At September 30, 1997, the FHLB advances are secured by the FHLB stock and a blanket pledge of residential mortgage loans, and government agency securities. Under the agreement, the Bank must maintain eligible collateral in amounts exceeding 150 percent of the outstanding advances.

NOTE 13. CAPITAL STOCK

Common stock (as adjusted for a 3-for-2 stock split) was repurchased during the years ended September 30, 1997 and 1996 as follows:

                                                     1997                  1996
                                           ----------------------  ----------------------
                                                        Average                 Average
                                            Shares       Price      Shares       Price
-----------------------------------------------------------------  ----------------------
Purchased for management recognition plan     -    $         -      51,750    $    9.13

Purchased for stock option plan             74,531         11.77    54,845         9.74

Purchased and retired                       42,000         12.67   242,901         9.34

On December 18, 1997 the Company issued additional shares necessary to effect a 3-for-2 common stock split for shareholders of record on December 5, 1997. The share and per share amounts, including shares held in treasury and shares to be issued under the various stock-based compensation plans, have been retroactively adjusted to give effect to the stock split as of October 1, 1995.

NOTE 14. RETAINED EARNINGS AND REGULATORY CAPITAL

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

The Bank is subject to various regulatory capital requirements administered by the Bank's primary federal regulatory agency. Failure to meet minimum capital requirements can initiate certain mandatory

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
________________________________________________________________________________

and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of assets and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum ratios (set forth in the following table) of Tangible, Core, and Risk-based capital (as defined in the regulations) to total assets (as defined). Management believes, as of September 30, 1997, that the Bank meets all capital adequacy requirements to which it is subject.

As of September 30, 1997, the most recent notification from the Office of Thrift Supervision categorized the Bank as "well capitalized." There are no conditions or events since that notification that management believes have changed the Bank's category.

The Bank's actual capital amounts and ratios are also presented in the table:

                                     Actual                     Requirement                     Excess Capital
                            ----------------------------------------------------------------------------------------------------
                                               Percent                         Percent                            Percent
                                                 of                               of                                of
                              Amount           Assets*       Amount            Assets*       Amount               Assets*
--------------------------------------------------------------------------------------------------------------------------------
Bank's stockholders'
   equity                 $ 10,727,404
Plus, net unrealized
   loss on certain
   securities
   available for sale           17,381
                          --------------
      Tangible capital      10,744,785          9.70%     $ 1,661,430           1.50%     $  9,083,355             8.20%
                          --------------

      Core capital          10,744,785          9.70%       3,322,860           3.00%        7,421,925             6.70%
                          --------------

Plus Allowable
   Portion of General
   Allowance for
   Loan Losses                 427,256
                          --------------
      Risk-based
      capital             $ 11,172,041         19.20%       4,652,130           8.00%        6,519,911            11.20%
                          ==============

* Based on the Bank's adjusted total assets for the purpose of the tangible and core capital ratios and risk-weighted assets for the purpose of the risk-based capital ratio.

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
________________________________________________________________________________

NOTE 15. EMPLOYEE BENEFITS

EMPLOYEE STOCK OWNERSHIP PLAN: The Company adopted an Employee Stock Ownership Plan (the ESOP), which meets the requirements of Section 4975(e)(7) of the Internal Revenue Code and Section 407(d)(6) of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and, as such, the ESOP is empowered to borrow in order to finance purchases of the common stock of the Company. The ESOP borrowed $690,000 from the Company to purchase 103,500 (adjusted for a 3-for-2 stock split) shares of common stock of the Company on the date of the Conversion. The Bank has committed to make annual contributions to the ESOP necessary to repay the loan, including interest.

As the debt is repaid, ESOP shares that were initially pledged as collateral for its debt are released from collateral and allocated to active employees, based on the proportion of debt service paid in the year. The Company accounts for its ESOP in accordance with Statement of Position 93-6, Employers' Accounting for Employee Stock Ownership Plans. Accordingly, the shares pledged as collateral are reported as unearned ESOP shares in stockholders' equity. As shares are determined to be rateably released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings per share computations. ESOP compensation benefit expense was $131,100 and $95,791 for 1997 and 1996, respectively.

All employees of the Company are eligible to participate in the ESOP after they attain age 21 and complete one year of service during which they worked at least 1,000 hours. In 1997 and 1996, the Company committed to release 10,350 (adjusted for a 3-for-2 stock split) shares of common stock each year which were allocated to eligible participants subject to the restrictions of the ESOP.

                                                            Amount
-------------------------------------------------------------------
Shares Released and Allocated                               31,050
Unreleased Shares                                           72,450
                                                       ------------
          Total ESOP shares                                103,500
                                                       ============

Fair Value of Unreleased Shares at September 30, 1997  $ 1,062,600
                                                       ============

MANAGEMENT RECOGNITION PLAN:  The Company adopted a Management Recognition Plan
(MRP) in October 1995. The MRP provides for the grant of shares of stock to eligible directors and employees in the form of restricted stock, which vest over a five-year period at the rate of 20% per year. Under the MRP, 51,750 (adjusted for a 3-for-2 stock split) shares of restricted stock were granted. MRP expense was $94,444 in both 1997 and 1996.

STOCK OPTION PLAN: The Company adopted a stock option plan in October 1995. The plan provides for granting of 129,375 (adjusted for a 3-for-2 stock split) options for the purpose of attracting and retaining key personnel and to facilitate their purchase of a stock interest in the Company. The options become exercisable over a five-year period at the rate of 20% per year. If unused, the options expire in October 2005. A summary of the status of the Company's stock option plan as of September 30, 1997 and 1996, and changes during the years ending on those dates is presented below (adjusted for a 3-for-2 stock split):

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
________________________________________________________________________________

                                          1997                                 1996
                            ------------------------------------  ---------------------------------
                                                 Weighted-                          Weighted-
                                                  Average                            Average
                                                 Exercise                           Exercise
                                    Shares         Price                  Shares      Price
----------------------------------------------------------------  ---------------------------------
Outstanding at beginning
 of year                               91,866  $          9.14                 -    $       -
 Granted                               15,750            11.67              93,161        9.14
 Exercised                               (258)            9.13                 -            -
 Forfeited                             (4,478)            9.97              (1,295)       9.13
                            ------------------------------------  ---------------------------------
Outstanding at end of year            102,880  $          9.49              91,866  $     9.14
                            ====================================  =================================

Exercisable at end of year             20,576                                  -
                            ===================                   =================

Weighted-average fair value
per option of options granted
during the year                                $          5.83                      $     4.36
                                               =================                    ===============


As permitted under generally accepted accounting principles, grants under the plan are accounted for following the provisions of APB Opinion No. 25 and its related interpretations. Accordingly, no compensation cost has been recognized for grants made to date. Had compensation cost been determined based on the fair value method prescribed in the FASB Statement No. 123, reported net income and earnings per share would have been reduced to:

Year Ended September 30,                  Net Income     Per Share
----------------------------------------------------------------------
1997                                    $    678,268  $     0.77
1996                                         292,476        0.26

In determining the pro forma amounts above, the value of each grant is estimated at the grant date using the fair value method prescribed in Statement No. 123, with the following weighted-average assumptions for grants in 1997 and 1996: No dividends; risk-free interest rate of 6.0%, expected life of 10 years, and expected price volatility of 22.28% and 18.59% for 1997 and 1996, respectively.

NOTE 16. RETIREMENT PLANS

The Company has a 401(k) plan that covers all full-time employees meeting certain minimum employment service requirements. The Company's expense for the years ended September 30, 1997 and 1996 was $48,116 and $48,072, respectively.

The Company has adopted a retirement plan for nonemployee directors. The Company recorded expense of approximately $6,000 and $25,000, during the years ended September 30, 1997, and 1996, respectively.

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
________________________________________________________________________________

The Bank has individual deferred compensation and supplemental retirement agreements with certain directors and officers. The cost of such individual agreements is being accrued over the period of actual service from the date of the respective agreement. The cost of such agreements was $78,468, and $42,000 for the years ended September 30, 1997 and 1996, respectively. The agreements are funded through a grantor trust with assets which match the investment options selected by the directors and officers.

NOTE 17. STOCKHOLDERS' EQUITY

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

NOTE 18. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

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

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

The contractual amount of these financial instruments at September 30, 1997 and 1996 is as follows (in 000's):

                                                          1997         1996
--------------------------------------------------------------------------------
Unused lines of credit                                  $   1,664    $    425
Commitments to originate and purchase loans                 1,434           -
                                                        ------------------------
                                                        $    3098    $    425
                                                        ========================

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

NOTE 19. FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, Disclosures About Fair Values of Financial Instruments, requires disclosures of estimated fair values of the Company's financial instruments, including assets, liabilities, and off-balance sheet items for which it is practicable to estimate fair value. The fair value estimates are made as of September 30, 1997 and 1996 based upon relevant market information, if available, and upon the characteristics of the financial instruments themselves. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based upon judgements regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. The estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

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

The estimated fair value of the Company's financial instruments as of September 30, 1997 and 1996 are shown below. Following the table, there is an explanation of the methods and assumptions used to estimate the fair value of each class of financial instruments.

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

                                                               September 30,
                                 ----------------------------------------------------------------------
                                               1997                                1996
                                 ----------------------------------------------------------------------
                                      Carrying       Estimated            Carrying       Estimated
                                       Amount        Fair Value            Amount        Fair Value
-------------------------------------------------------------------------------------------------------
Financial Assets
  Cash and cash equivalents           $ 4,599,403     $   4,599,403      $  4,685,836      $  4,685,836
  Securities available for sale        47,591,284        47,591,284        45,653,160        45,653,160
  Securities held to maturity             529,964           535,513           845,605           852,112
  Loans receivable                     53,588,542        53,723,000        51,003,105        51,395,390
  Federal Home Loan Bank stock            700,500           700,500           700,500           700,500
  Accrued interest receivable             886,263           886,263           862,732           862,732

Financial Liabilities
  Deposits                             83,003,312        83,226,000        81,046,519        81,171,807
  Borrowings                           14,231,202        14,149,000        11,897,878        11,885,878
  Accrued interest payable                594,920           594,920           587,779           587,779

CASH AND CASH EQUIVALENTS: The carrying amount of cash and cash equivalents approximates their fair value.

SECURITIES AVAILABLE FOR SALE AND SECURITIES HELD TO MATURITY: The fair value of securities are based upon quoted market prices.

LOANS RECEIVABLE: The fair values of loans receivable were estimated for groups of loans with similar characteristics. The fair value of the loan portfolio was calculated by discounting the scheduled cash flows through the estimated maturity using anticipated prepayment speeds and using discount rates that reflect the credit and interest rate risk inherent in each loan portfolio. The fair value of the adjustable loan portfolio was estimated by grouping the loans with similar characteristics and comparing the characteristics of each group to the prices quoted for similar types of loans in the secondary market.

FEDERAL HOME LOAN BANK STOCK: The carrying amount of FHLB stock approximates its fair value.

ACCRUED INTEREST RECEIVABLE: The carrying amount of accrued interest receivable approximates its fair value since it is short-term in nature and does not present unanticipated credit concerns.

DEPOSITS: Under SFAS No. 107, the fair value of deposits with no stated maturity, such as checking, savings, and money market accounts, is equal to the amount payable on demand. The fair value of certificates of deposit is based on the discounted value of contractual cash flows using as discount rates the rates that were offered by the Bank as of September 30, 1997 and 1996 for deposits with maturities similar to the remaining maturities of the existing certificates of deposit.

The fair value estimate for deposits does not include the benefit that results from the low cost funding provided by the Bank's existing deposits and long-term customer relationships compared to the cost of obtaining different sources of funding. This benefit is commonly referred to as the core deposit intangible.

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

BORROWINGS: The fair value of borrowings is based on the discounted value of contractual cash flows using as discount rates the rates that were available to the Bank as of September 30, 1997 and 1996 for borrowings with maturities similar to the remaining maturities of the existing borrowings.

ACCRUED INTEREST PAYABLE: The carrying amount of accrued interest payable approximates its fair value since it is short-term in nature.

NOTE 20. FIRST FEDERAL BANCORPORATION FINANCIAL INFORMATION (PARENT COMPANY
ONLY)

The following are the condensed financial statements for the parent company only as of September 30, 1997 and 1996:

                                                                  1997            1996
-----------------------------------------------------------------------------------------
CONDENSED STATEMENTS OF FINANCIAL CONDITION
Assets
  Cash and cash equivalents                                  $     432,555  $     460,779
  Securities available for sale                                    260,500      1,002,321
  Investment in subsidiary                                      10,727,405      9,928,068
  Other assets                                                     603,231        948,101
                                                           ------------------------------
         Total assets                                        $  12,023,691  $  12,339,269
                                                           ==============================

Liabilities and Stockholders' Equity
  Accrued expenses                                           $      82,665  $      16,571
  Stockholders' equity                                          11,941,026     12,322,698
                                                           ------------------------------
         Total liabilities and stockholders' equity          $  12,023,691  $  12,339,269
                                                           ==============================



CONDENSED STATEMENTS OF INCOME
Interest income                                              $     168,255  $     239,078
Noninterest income                                                  21,391          8,897
Equity in earnings of subsidiary                                   657,703        250,437
Noninterest expense                                               (103,697)      (136,524)
                                                           ------------------------------
         Income before income tax expense                          743,652        361,888

Income tax expense                                                  35,239         45,388
                                                           ------------------------------
         Net income                                          $     708,413  $     316,500
                                                           ==============================

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

                                                                              1997              1996
--------------------------------------------------------------------------------------------------------
CONDENSED STATEMENTS OF CASH FLOWS
Operating Activities
  Net income                                                            $    708,413    $      316,500
  Decrease (increase) in other assets                                        344,870          (454,988)
  Increase in accrued expenses                                                66,094             7,141
  Equity in earnings of subsidiary                                          (657,703)         (250,437)
  Cash dividend from subsidiary                                                   -          2,000,000
  Earned ESOP shares priced above original cost                               16,911            26,791
  Decrease in unamortized restricted stock                                    94,444            94,444
  Decrease in unearned ESOP shares                                            69,000            69,000
  Other                                                                       (5,170)           (5,177)
                                                                        --------------------------------
         Net cash provided by operating activities                           636,859         1,803,274
                                                                        --------------------------------

Investing Activities
  Purchase of securities available for sale                                       -           (738,651)
  Proceeds from maturities of securities available for sale                       -            297,287
  Proceeds from sales of securities available for sale                       741,821         1,722,657
                                                                        --------------------------------
         Net cash provided by investing activities                           741,821         1,281,293
                                                                        --------------------------------

Financing Activities
  Proceeds from exercise of stock options                                      2,354                -
  Purchase and retirement of common stock                                   (531,875)       (2,269,406)
  Purchase of treasury stock                                                (877,383)       (1,008,341)
                                                                        --------------------------------
         Net cash used in financing activities                            (1,406,904)       (3,277,747)
                                                                        --------------------------------

         Decrease in cash and cash equivalents                               (28,224)         (193,180)

Cash and cash equivalents:
  Beginning of period                                                        460,779           653,959
                                                                        --------------------------------
  End of period                                                         $    432,555    $      460,779
                                                                        ================================

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 21. QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly selected operations data for fiscal 1997 and 1996 are as follows:

SELECTED OPERATIONS DATA
                                                        ----------------------------------------------
                                                              Three Months Ended
                                       ---------------------------------------------------------------
                                          September 30,     June 30,      March 31,     December 31,
                                              1997             1997        1997             1996
------------------------------------------------------------------------------------------------------
Interest Income                          $ 2,007,730       $ 1,984,145    $ 1,944,452   $ 1,954,692
Interest Expense                           1,143,402         1,135,154      1,087,070     1,091,217
                                       ---------------------------------------------------------------
         Net interest income                 864,328           848,991        857,382       863,475

Provision for loan losses                         -                 -              -             -
Noninterest income                           136,177           140,721        147,100       146,682
Noninterest expense                          670,302           670,805        777,547       685,896
Income tax expense                           136,066           129,970         92,997       132,860
                                       ---------------------------------------------------------------
         Net income                      $   194,137       $   188,937   $    133,938   $   191,401
                                       ===============================================================

Earnings per common share (1)            $      0.23       $      0.22   $       0.15   $      0.20
                                       ===============================================================

                                                             Three Months Ended
                                       --------------------------------------------------------------
                                        September 30,      June 30,       March 31,     December 31,
                                            1996             1996           1996           1995
-----------------------------------------------------------------------------------------------------
Interest income                         $  1,921,583      $  1,863,500   $  1,808,105  $  1,835,348
Interest expense                           1,094,108           984,436        967,519       970,128
                                       --------------------------------------------------------------
         Net interest income                 827,475           879,064        840,586       865,220

Provision for loan losses                         -                 -              -             -
Noninterest income                           162,248           159,557        101,120       110,421
Noninterest expense                        1,319,616           691,489        717,311       685,128
Income tax expense (benefit)                (135,392)          142,227         91,907       116,905
                                       --------------------------------------------------------------
         Net income (loss)              $   (194,501)     $    204,905   $    132,488  $    173,608
                                       ==============================================================

Earnings (loss) common share (1)        $      (0.16)     $       0.18   $       0.11  $       0.15
                                       ==============================================================

(1) Adjusted to retroactively give effect to a 3-for-2 stock split on December 18, 1997.

FIRST FEDERAL BANCORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

SELECTED FINANCIAL CONDITION DATA

                           September 30,       June 30,         March 31,       December 31,
                              1997               1997             1997             1996
------------------------------------------------------------------------------------------------
Total Assets            $  111,492,038    $  110,589,488    $  107,716,418    $  109,728,801

Securities                  48,121,248        47,097,530        47,488,931        46,919,264

Net Loans                   53,588,542        52,878,381        51,376,532        51,369,047

Deposits                    83,003,312        82,346,810        81,666,754        83,750,133

Stockholders' Equity        11,941,038        12,019,204        12,036,205        12,467,041

                         September 30,       June 30,          March 31,       December 31,
                             1996              1996              1996              1995
------------------------------------------------------------------------------------------------
Total Assets            $  107,256,101    $  104,968,978    $  100,533,100    $  100,590,508

Securities                  46,498,765        45,671,263        40,685,165        41,978,560

Net Loans                   51,003,105        49,133,631        48,748,853        48,018,499

Deposits                    81,046,519        79,860,343        82,055,419        83,179,874

Stockholders' Equity        12,322,698        13,917,684        14,457,528        15,100,320

                        MARKET AND DIVIDEND INFORMATION

TRADING IN THE COMMON STOCK

     The Company's Common Stock is traded on the NASDAQ "SmallCap" Market.
There are currently (as of September 30, 1997) 1,008,849 shares (as adjusted for a 3-for-2 stock split) of the Common Stock outstanding and approximately 227 holders of record of the Common Stock (not including shares held in "street name") as of December 5, 1997. The December 5, 1997 closing sale price of the Common Stock as traded on the SmallCap Market was $18.00 per share (as adjusted for a 3-for-2 stock split).

     The following table sets forth certain information as to the range of the high and low bid prices for the Company's Common Stock for the calendar quarters indicated and since the common stock's issuance on April 3, 1995.

                          HIGH BID (1) (2)  LOW BID (1) (2)  DIVIDENDS PAID
                          ----------------  ---------------  --------------
     FISCAL 1995:
      Third Quarter       $  8 3/16         $  7              $  --
      Fourth Quarter         9 3/16            7  1/2            --

     FISCAL 1996:
      First Quarter          9 11/16           8 13/16           --
      Second Quarter         9 13/16           8 13/16           --
      Third Quarter          9 11/16           8  1/2            --
      Fourth Quarter        10 13/16           8 13/16           --

     FISCAL 1997:
      First Quarter         12 5/16           10  1/2            --
      Second Quarter        13                11 11/16           --
      Third Quarter         13  1/2           11 13/16           --
      Fourth Quarter        14 11/16          13 3/16            --

_____________________

(1) Quotations reflect inter-dealer price, without retail mark-up, mark-down or commissions, and may not represent actual transactions.

(2) Prices have been adjusted retroactively to give effect to a 3-for-2 stock split on December 18, 1997/

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

                                                   BOARD OF DIRECTORS
RALPH T. SMITH                                     WILLIAM R. BELFORD                     WALTER R. FANKHANEL
Chairman of the Board of the Company and           President and Chief Executive          Director of the Company and the
 the Bank                                          Officer                                Bank
                                                   of the Company and the Bank

MARTIN R. SATHRE                                   JAMES R. SHARP                         DEAN J. THOMPSON
Vice Chairman and Director of the Company          Director of Company and the Bank       Director of the Company and the
 and the Bank                                                                             Bank

                                                   EXECUTIVE OFFICERS

RALPH T. SMITH                                     MARTIN R. SATHRE                       WILLIAM R. BELFORD
Chairman of the Board of the Company and           Vice Chairman and Director of the      President and Chief Executive
 the Bank                                          Company and the Bank                   Officer of the Company and the
                                                                                          Bank

DENNIS M. VORGERT                                  KAREN JACOBSON
Treasurer of the Company and the Bank              Secretary of the Company and the
                                                   Bank

                                                   OFFICE LOCATIONS

MAIN OFFICE:                                       BRANCH OFFICES:
214 5th Street                                     22 First Street, NE                    109 Main Street West
Bemidji, Minnesota  56601                          Bagley, Minnesota  56621               Baudette, Minnesota  56623

                                                   550 Paul Bunyan Drive, N.W.            527 Minnesota Avenue
                                                   Bemidji, Minnesota  56601              Walker, Minnesota 56484

                                                   GENERAL INFORMATION

INDEPENDENT PUBLIC ACCOUNTANTS                     ANNUAL MEETING                         ANNUAL REPORT ON FORM 10-KSB
McGladrey & Pullen LLP                             The 1998 Annual Meeting of             A copy of the Company's Annual
Certified Public Accountants                       Stockholders will be held on January   Report on Form 10-KSB for the
Duluth, Minnesota                                  20, 1998 at 2:30 p.m. at  the main     fiscal year ended September 30,
                                                   office, 214 5th Street, Bemidji,       1997 as filed with the Securities
GENERAL COUNSEL                                    Minnesota 56601.                       and Exchange Commission will be
Smith Law Firm                                                                            furnished without charge to
Bemidji, Minnesota  56601                          TRANSFER AGENT AND REGISTRAR           stockholders as of the record date
                                                   Stock Transfer Department              for the 1998 Annual Meeting upon
SPECIAL COUNSEL                                    Norwest Bank, N.A.                     written request to Karen Jacobson,
Housley Kantarian                                  P.O. Box 119                           214 5th Street, Bemidji, Minnesota
 & Bronstein, P.C.                                 So. St. Paul, Minnesota 55075-9988     56601.
1220 19th Street, N.W.  Suite 700
Washington, D.C.  20036